The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-179123

Subject to Completion

Preliminary Prospectus Supplement dated May 14, 2012

PROSPECTUS SUPPLEMENT

(To prospectus dated January 20, 2012)

6,500,000 Shares

Petroleum Development Corporation

(Doing Business as PDC Energy)

Common Stock

We are selling 6,500,000 shares of our common stock.

Our shares trade on The NASDAQ Global Select Market under the symbol “PETD.” On May 11, 2012, the last sale price of the shares as reported on The NASDAQ Global Select Market was $31.79 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page S-14 of this prospectus supplement.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also exercise their option to purchase up to an additional 975,000 shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus supplement to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2012.

Joint Book-Running Managers

BofA Merrill Lynch	J.P. Morgan	Wells Fargo Securities

The date of this prospectus is                     , 2012.

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of our common stock and certain other matters relating to our business. The second part is the accompanying prospectus, which gives more general information, some of which does not apply to this offering. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or any document incorporated by reference, you should rely on the information in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under “Incorporation of Certain Information by Reference” on page S-56 of this prospectus supplement before investing in our common stock. Also see “Special Note Regarding Forward-Looking Statements.”

We have filed with the SEC a registration statement on Form S-3 with respect to the securities offered hereby. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered hereby, reference is made to the registration statement and the exhibits that are a part of the registration statement.

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in each of this prospectus supplement, the accompanying prospectus, the documents incorporated by reference into this prospectus supplement and the accompanying prospectus and any related free writing prospectus is accurate as of the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this prospectus supplement, the accompanying prospectus, the documents incorporated by reference into this prospectus supplement and the accompanying prospectus and any related free writing prospectus when making your investment decision.

Unless otherwise stated, information in this prospectus supplement assumes the underwriters will not exercise their over-allotment option to purchase up to 975,000 additional shares of our common stock.

Unless otherwise indicated or the context requires otherwise, all references in this prospectus supplement to “PDC,” “PDC Energy,” “we,” “us,” or “our” are to Petroleum Development Corporation, doing business as PDC Energy, and its consolidated subsidiaries.

S-ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, regarding our business, financial condition, results of operations and prospects. Words such as expects, anticipates, intends, plans, believes, seeks, estimates and similar expressions or variations of such words are intended to identify forward-looking statements herein. These statements include: our anticipated acquisition of additional acreage in the Wattenberg Field and the growth opportunities and other benefits we expect from the New Wattenberg Acquisition; our expected use of proceeds from the offering described in this prospectus supplement and the related prospectus, estimated natural gas, NGL and crude oil production and reserves; reserves expected to be generated by Marcellus Shale and other wells; anticipated capital expenditures, including our ability to fund our 2012 capital budget; our increased focus on the Wattenberg Field and liquid-rich areas; our horizontal Niobrara drilling plans in 2012; planned refractures and recompletions in 2012; our planned expansion of the use of pad drilling and the benefits of that methodology; our ability to mitigate risks by sharing costs of exploratory drilling in the Marcellus Shale with our joint venture partner; our intent to mitigate risks by maintaining a natural gas and liquids mix to counter a decline in the market price of one of our commodities; our expected inventory of projects for drilling activity; planned limited development in the Piceance Basin in 2012 due to the commodity pricing environment; drilling plans in the Utica Shale in 2012; our ability to secure a joint venture partner for our Utica Shale acreage; our belief that development drilling will remain the foundation of our drilling program; our belief that our exploration program has the potential to replenish our portfolio with new projects for significant production and reserves growth; our compliance with our debt covenants and the indenture restrictions governing our senior notes and expected continued compliance; our belief that we have substantial growth opportunities relating to potential horizontal Niobrara down-spacing and horizontal Codell development; the amount available for borrowing under our revolving credit facility; our belief that the acquisition of partnerships will provide us with growth in production and proved reserves and operational benefits; our intention to pursue the acquisition of the remaining 21 affiliated partnerships by the end of 2013; the effectiveness of our derivative policies in achieving our risk management objectives; the impact of outstanding legal issues; and our strategies, plans and objectives.

The above statements are not the exclusive means of identifying forward-looking statements herein. Although forward-looking statements contained or incorporated by reference in this prospectus supplement reflect our good faith judgment, such statements can only be based on facts and factors currently known to us. Consequently, forward-looking statements are inherently subject to risks and uncertainties, including known and unknown risks and uncertainties incidental to the exploration for, and the acquisition, development, production and marketing of crude oil, NGLs and natural gas, and actual outcomes may differ materially from the results and outcomes discussed in the forward-looking statements.

Important factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to:

•	changes in production volumes and worldwide demand, including economic conditions that might impact demand;

•	volatility of commodity prices for crude oil, NGLs and natural gas;

•

the impact of governmental regulation, including changes in environmental and other laws and regulations, the interpretation and enforcement related to those laws and regulations, and the costs to comply with those laws and regulations;

•	decline in the values of our natural gas and crude oil properties resulting in impairments;

•	changes in estimates of proved reserves;

•	inaccuracy of reserve estimates and expected production rates;

S-iii

•	the potential for production decline rates from our wells to be greater than expected;

•	the timing and extent of our success in discovering, acquiring, developing and producing reserves;

•	our ability to acquire leases, drilling rigs, supplies and services at reasonable prices;

•	the timing and receipt of necessary regulatory permits;

•	risks incidental to the drilling and operation of natural gas and crude oil wells;

•	our future cash flow, liquidity and financial position;

•	competition in the oil and gas industry;

•	the availability and cost of capital to us;

•	reductions in the borrowing base under our credit facility;

•	the availability of sufficient pipeline and other transportation facilities to carry our production and the impact of these facilities on price;

•	our success in marketing crude oil, NGLs and natural gas;

•	the effect of natural gas and crude oil derivatives activities;

•	the impact of environmental events, governmental and other third-party responses to the events and our ability to insure adequately against such events;

•	the cost of pending or future litigation;

•	our ability to retain or attract senior management and key technical employees;

•	the success of our strategic plans, expectations and objectives for future operations;

•	risks associated with industry-wide title challenges that may prevent us from acquiring some acreage in the Utica Shale play;

•	our ability to complete the New Wattenberg Acquisition, and to achieve the growth and benefits we expect from the acquisition if it is completed;

•	risks associated with unanticipated liabilities assumed, or title, environmental or other problems resulting from, the New Wattenberg Acquisition;

•	the availability and cost of capital to us, including the capital needed to pursue our drilling plans at the New Wattenberg Properties;

•	conditions in the capital markets; and

•	losses possible from pending or future litigation.

Furthermore, we urge you to carefully review and consider the disclosures made in this prospectus supplement and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus, including the risks and uncertainties that may affect our business, financial condition, results of operations and cash flows as set forth in “Risk Factors” beginning on page S-14 of this prospectus supplement. We caution you not to place undue reliance on forward-looking statements, which speak only as of the respective dates on which they were made. We undertake no obligation to update any forward-looking statements in order to reflect any event or circumstance occurring after the date of this prospectus supplement or currently unknown facts or conditions or the occurrence of unanticipated events. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

S-iv

PROSPECTUS SUPPLEMENT SUMMARY

This summary provides a brief overview of us and the key aspects of this offering. This summary does not contain all of the information that may be important to you. For a more complete understanding, you should read carefully this entire prospectus supplement and the accompanying prospectus, including the information presented under the headings “Risk Factors” and “Special Note Regarding Forward-Looking Statements,” and the documents incorporated by reference.

Petroleum Development Corporation, dba PDC Energy

Our Company

We are a domestic independent exploration and production company that acquires, develops, explores and produces crude oil, NGLs and natural gas with operations in the Western and Eastern regions of the United States. Our Western Operating Region is primarily focused on development in the Wattenberg Field in Colorado, particularly in the liquid-rich horizontal Niobrara play and on the ongoing development of refractures and recompletions of our Wattenberg vertical wells. In our Eastern Operating Region, we are currently focused on development activity in the liquid-rich portion of the Utica Shale play in Ohio. We are also pursuing horizontal development in the Marcellus Shale in northern West Virginia through our 50% joint venture interest in PDC Mountaineer LLC, or PDCM. We own an interest in approximately 6,500 gross producing wells and maintained an average first quarter 2012 production rate of 143.7 MMcfe per day, which was comprised of 64% natural gas, 26% crude oil and 10% NGLs. This represents production growth of 25% from continuing operations as compared to the quarter ended March 31, 2011. As of December 31, 2011, we had 1,015 Bcfe of proved reserves (including 65 Bcfe associated with our divested Permian Basin assets), of which approximately 66% were natural gas, 22% were oil and 12% were NGLs.

In 2011, we established a corporate strategy of identifying and concentrating on core areas where we could obtain appropriate operational scale that would allow us to accelerate our transition to a more balanced portfolio of crude oil, NGLs and natural gas and achieve production and reserve growth. Consistent with our strategy, in February 2012, we completed the sale of our Permian Basin assets for approximately $184.4 million; a transaction we refer to as the Permian Basin Sale. In May 2012, we entered into an agreement pursuant to which we expect to purchase approximately 35,000 net acres in the core Wattenberg Field, or the New Wattenberg Properties, for approximately $330.6 million, subject to certain closing conditions and purchase price adjustments. We refer to this transaction as the New Wattenberg Acquisition. See “—Recent Developments.” Ryder Scott Company, L.P., or Ryder Scott, our independent petroleum engineering consulting firm, completed an engineered reserve analysis of the New Wattenberg Properties and estimates net proved reserves of 29.2 MMBoe (175 Bcfe) based on our development plan and using year-end 2011 SEC pricing and an effective date of April 1, 2012. The proved reserves are approximately 58% crude oil and natural gas liquids, and approximately 54% are proved developed. Upon the closing of the New Wattenberg Acquisition, our total position in the Wattenberg Field is expected to be approximately 109,000 net acres. Pro forma for the Permian Basin Sale and the New Wattenberg Acquisition, including our estimated reserves as of December 31, 2011, we would have 1,125 Bcfe of proved reserves, of which approximately 66% are natural gas, 21% are oil and 13% are NGLs. The following tables provide a summary of selected operating and reserve information in our core operating areas. Our historical proved reserve estimates as of December 31, 2011 are based on a reserve report prepared by Ryder Scott.

	Historical
	Proved Reserves (Bcfe)	% of Total	% Proved Developed	% Liquids	2011 Production (Bcfe)		Proved Reserves to Production Ratio (in years)
Western Region
Wattenberg	459	46%	59%	61%	23.3		19.7
Piceance	322	32%	34%	1%	13.5		23.9
NECO/Other	35	3%	91%	—	3.8		9.2

Eastern Region
Appalachia	134	13%	32%	1%	4.4		30.5
Permian Basin (1)	65	6%	25%	90%	2.5		26.0

Total	1,015		46%	34%	47.5		21.4

	Pro Forma (excluding Permian Basin, including New Wattenberg Acquisition as of the April 1, 2012 effective date)
	Proved Reserves (Bcfe)	% of Total Proved Reserves	% Proved Developed	% Liquids	2011 Production (Bcfe)		Proved Reserves to Production Ratio (in years)
Western Region
Wattenberg	634	56%	58%	60%	29.9	(2)	21.2
Piceance	322	29%	34%	1%	13.5		23.9
NECO/Other	35	3%	91%	—	3.8		9.2

Eastern Region
Appalachia	134	12%	32%	1%	4.4		30.5

Total	1,125		49%	34%	51.6		21.8

(1)	The Permian Basin assets were divested in February 2012.
(2)	2011 production for the New Wattenberg Acquisition is estimated at 3,002 barrels of oil equivalent per day or 6.6 Bcfe.

During 2011, our natural gas, NGL and oil production from continuing operations averaged 123 MMcfe per day, up 22% compared to 101 MMcfe per day during 2010, and our production in the first quarter of 2012 increased to an average of 143.7 MMcfe per day. Our proved reserves of 1,015 Bcfe as of December 31, 2011 were up 18% from 861 Bcfe as of December 31, 2010. The increase in production and reserves resulted primarily from drilling activities in the Wattenberg Field, where we drilled 17 horizontal Niobrara wells and 80 vertical wells, completed 190 refracture and recompletion projects and participated in 48 non-operated drilling projects in 2011. We continued our development activities in the field in the first quarter of 2012, drilling six horizontal wells, participating in three vertical non-operated drilling projects and executing 59 refracture and recompletion projects on 31 wells. We believe that the New Wattenberg Acquisition should provide us with an opportunity to continue our rapid growth in the Wattenberg Field and to substantially increase our oil and NGL production. In addition, we announced in September 2011 that we entered the Utica Shale play, where we have the rights to acquire up to an estimated 45,000 net acres targeting the wet gas and crude oil windows in southeast Ohio. Also, in October 2011, PDCM completed an acquisition of 90,000 net acres in the Marcellus Shale (45,000 acres net to us).

Our Strengths

•

Multi-Year Project Inventory Targeting Highly Economic Oil and NGL Production Growth. We have a significant operational presence in three key U.S. onshore basins where we have identified a substantial inventory of 5,758 gross capital projects, including projects on the New Wattenberg Properties. Pro forma for the New Wattenberg Acquisition, we have 3,673 gross projects in the liquid-rich Wattenberg Field, representing over 63% of our total project inventory. Included in our inventory are 546 gross horizontal Niobrara locations that we expect to be capable of providing liquid-rich production growth for the next several years at attractive rates of return based on current strip prices. In the core area of the Wattenberg Field, we have achieved an average peak 24-hour production rate of 601 Boe/d and an average 30-day initial production rate of 474 Boe/d from our horizontal wells. In the Appalachian Basin, we have 600 gross Marcellus Shale drilling locations in inventory, of which 357 gross wells in our core focus area would be expected to generate reserves of 5 to 7 Bcfe per well. In addition, our leasehold position in the emerging Utica Shale play is expected to provide substantial horizontal drilling opportunities in liquid-rich areas. With the development of the horizontal Niobrara, continued vertical drilling in our existing acreage in the Wattenberg Field, and exploration and delineation of acreage in the Utica Shale, we are focused on transitioning our portfolio to a higher mix of oil and NGLs that we believe is capable of delivering higher margins and improved capital efficiencies. We expect the New Wattenberg Acquisition to significantly accelerate this transition.

•

Track Record of Reserve and Production Growth. Our proved reserves have grown from 323 Bcfe at December 31, 2006 to 1,015 Bcfe at December 31, 2011, representing a compound annual growth rate, or CAGR, of 26%. During the same time period, our proved oil and NGL reserves grew at a CAGR of 51%. Our annual production grew from 17 Bcfe in 2006 to 47.5 Bcfe in 2011, representing a CAGR of 23%, or 45.0 Bcfe in 2011 from continuing operations, representing a CAGR of 21%. Pro forma for the Permian Basin Sale and the New Wattenberg Acquisition, our proved reserves have grown from year-end 2006 to year-end 2011 at a CAGR of 28%, and production has grown at a CAGR of 25% from 2005 to 2011.

•

Horizontal Drilling and Completion Experience. The Company has a proven track record of applying technical expertise towards developing unconventional resources through horizontal drilling, having drilled 39 Niobrara and Marcellus horizontal wells as of March 31, 2012. In 2012, the Company plans to expand its pad drilling methodology to further optimize costs and enhance horizontal drilling efficiencies in the Wattenberg Field. Pad drilling is expected to enable the Company to streamline the transition to increased well density within the horizontal Niobrara and planned development of the horizontal Codell. Including the New Wattenberg Properties, we expect to have 1,146 gross horizontal locations in inventory from our Wattenberg and Marcellus positions.

•

Significant Operational Control in Our Core Areas. As a result of successfully executing our strategy over time of acquiring largely concentrated acreage positions with a high working interest, we operate and manage approximately 90% of our oil and natural gas properties. Our high percentage of operated properties enables us to exercise a significant level of control with respect to drilling, production, operating and administrative costs, in addition to leveraging our base of technical expertise in our core operating areas.

•

Low Cost Operator. We believe we have consistently demonstrated our ability to acquire and develop reserves at attractive costs in the basins in which we operate. Our average all-sources finding and development costs for 2007 through 2011 were $1.80 per Mcfe. Furthermore, we consistently focus on maintaining low expenses in our operations. Lifting costs have averaged $0.97 per Mcfe for 2007 through 2011 and $0.88 per Mcfe for the first quarter of 2012. The Company also has several ongoing cost initiatives, including efforts to reduce water disposal costs and optimize field operations.

•

Access to Liquidity. As of March 31, 2012, we have $1.7 million of cash and cash equivalents and $299 million available for borrowing under our revolving credit facility. In May 2012, the borrowing base under the revolving credit facility was increased from $400 million to $425 million. Pro forma for the closing of this offering and the New Wattenberg Acquisition, we expect to have approximately $200 million available for borrowing under our revolving credit facility, not including an expected increase in the borrowing base for reserves acquired through the New Wattenberg Acquisition. We have no near-term debt maturities, although we periodically repay borrowings outstanding under our revolving credit facility. We actively hedge our future exposure to commodity price fluctuations by entering into oil and natural gas swaps and collars. We have hedged approximately 74% (approximately 25 Bcf) of our expected natural gas production for 2012 at an average minimum price of $4.60 per Mcf, and approximately 24 Bcf of natural gas production for 2013 at an average minimum price of $4.55 per Mcf. We have hedged approximately 71% (approximately 1.6 million barrels) of our expected oil production in 2012 at an average maximum price of $99.38 per Bbl, and approximately 2.0 million barrels of oil production for 2013 at an average maximum price of $100.54 per Bbl. As of March 31, 2012, the net fair value of all of our hedges was approximately $46 million.

•

Management Experience and Operational Expertise. We have a management team with a proven track record of performance and a technical and operational staff with significant expertise in the basins in which we operate, particularly with horizontal well development activities.

Our Business Strategy

Our business strategy focuses on generating shareholder value through the growth of our reserves and production in our high-value, liquid-rich horizontal plays. We place a strong emphasis on organic growth through active horizontal drilling programs that aim to create greater efficiencies, emphasize low-risk development drilling, engage in targeted exploratory drilling of unconventional resources and maintain an active acquisition program. We pursue various midstream, marketing and cost reduction initiatives designed to increase our per unit operating margins and maintain a conservative and disciplined financial strategy focused on providing sufficient liquidity and balance sheet strength to execute our business strategy.

Increase Production through Drilling and Development of Our Core Properties

Our leasehold consists primarily of interests in developed and undeveloped crude oil, NGLs, and natural gas resources located in our Western and Eastern Operating Regions. We seek to maximize the value of our existing leasehold through high return horizontal development drilling and refracturing and recompleting existing vertical wells.

Western Operating Region. Our primary focus is on horizontal Niobrara development drilling within the core, liquid-rich area of the Wattenberg Field where we also execute multiple high-return refracture and recompletion projects. Additionally, we operate natural gas assets in the Piceance Basin in western Colorado and in northeast Colorado, or NECO, where we currently focus on production optimization and increasing operating margins. Pro forma for the New Wattenberg Acquisition, we anticipate having 1,945 gross drilling projects in the Wattenberg Field, which include 546 gross drilling projects in the horizontal Niobrara plus an additional 1,728 refracture and recompletion projects in existing vertical wells in the Wattenberg Field.

Eastern Operating Region. We continue to expand our southeast Ohio leasehold position where we are targeting the wet gas and crude oil windows of the Utica Shale. We drilled one vertical well to total depth in mid-December 2011, which was fracture treated early in 2012 as part of our delineation program. In 2012, we expect to drill approximately three horizontal wells and one vertical test well. Currently, we are pursuing an industry joint venture partner to participate and share in funding the growth and development of this play. While we expect to identify a partner by mid-2012, we may not be successful in securing a partner or developing this acreage.

Our other focus in the Eastern Operating Region is on horizontal drilling in the Marcellus Shale in West Virginia. In 2011, PDCM drilled a total of six gross (three net) horizontal wells and constructed various midstream assets to gather and compress its Marcellus gas. PDCM recently announced it has elected to temporarily suspend drilling in the Marcellus Shale play due to the current depressed natural gas price environment. Prior to suspending its drilling activities in 2012, PDCM expects to drill a total of three gross horizontal wells and to complete six wells, including three wells that were in process as of December 31, 2011.

Strategically Acquire

We typically pursue the acquisition of assets that have a balance of value in producing wells, behind-pipe reserves and high quality undeveloped drilling locations. In 2010, we began seeking liquid-rich properties with large undeveloped drilling upside where we believe we can utilize our operational abilities to add shareholder value. We have an experienced team of management, engineering and geosciences professionals who identify and evaluate acquisition opportunities. As we evaluate investment opportunities, we may also seek to divest non-core assets to optimize our property portfolio.

During 2011, we obtained the rights to acquire Utica leasehold targeting the wet natural gas and crude oil windows of the Utica Shale play throughout southeastern Ohio. Should we exercise our right to acquire all 45,000 acres, we estimate that the purchase price of such leaseholds would be approximately $78 million. A portion of the options related to these leaseholds will expire in August 2012. As an early entrant into the development of the Utica Shale, we believe we have gained valuable experience and expertise in proactively addressing title and other issues associated with the development of the play.

In October 2011, PDCM acquired 100% of the membership interests of Seneca-Upshur Petroleum, LLC, or Seneca-Upshur, for a purchase price of $162.9 million, including a post-closing working capital adjustment of $10.4 million. The acquisition included approximately 1,340 gross wells producing natural gas from the shallow Devonian Shale and Mississippian formations and all rights and depths to an estimated 100,000 net acres in West Virginia, of which 90,000 net acres (45,000 net to us) are prospective for the Marcellus Shale. Substantially all of the acreage acquired is held by production, prospective for the Marcellus Shale, and is in close proximity to PDCM’s existing properties. Proportionate to our interest in PDCM, our share of the purchase price was $81.5 million and we hold an indirect 50% interest in both the wells and acreage acquired. We estimate that the acquisition added approximately 8 Bcfe to the Company’s total proved reserves as of December 31, 2011.

In 2010, we initiated a plan to purchase our affiliated partnerships. We believe that these acquisitions may allow us to realize operational benefits as well as the potential to accelerate the refracture and recompletion program of the wells acquired. As of December 31, 2011, we had acquired a total of 12 affiliated partnerships for an aggregate purchase price of $107.7 million, eight of which occurred in 2011 for an aggregate purchase price of $73 million. We estimate that the 2011 acquisitions added approximately 40 Bcfe in total proved reserves as of December 31, 2011. Although there can be no assurance, we intend to pursue the acquisition of the remaining 21 affiliated partnerships by the end of 2013.

Manage Operational and Financial Risk

We focus on development drilling programs in resource plays that offer repeatable results capable of driving growth in reserves, production, and cash flow. We regularly review acquisition opportunities in our core areas of operation as we believe we can extract additional value from such assets through production optimization, refractures and recompletions, and development drilling. In addition, core acquisitions can potentially provide synergies that result in economies of scale from a combined position. While we believe development drilling will remain the foundation of our capital programs, we also believe that a disciplined approach to exploratory drilling has the potential to identify new development opportunities.

We engage in limited exploratory drilling as part of our business strategy. Such activities involve numerous risks, including the risk that we may not be successful in the discovery of commercially productive natural gas and crude oil reservoirs. In an effort to mitigate the inherent risks associated with exploratory activities, we may seek opportunities to participate in joint venture arrangements to share in the potential high costs and risks of exploratory drilling while seeking to maximize potential returns. We believe PDCM has effectively served to mitigate the risks associated with exploring the Marcellus Shale. To help mitigate potential risks associated with the development of the Utica Shale, we are also seeking an investment partner to participate with us in exploring our newly acquired leasehold in Southeast Ohio.

We proactively implement strategies to help reduce the operational risks associated with the oil and gas industry. One such strategy is to maintain a balanced production mix of natural gas and liquids. Our Western Operating Region produces crude oil, NGLs, and natural gas, with a production mix of approximately 59% natural gas to 41% liquids during the first quarter of 2012. While our legacy properties in the Eastern Operating Region primarily produce natural gas, our Southeast Ohio properties are prospective for the crude oil and wet gas windows of the Utica Shale. This strategy of a diversified commodity mix helps to mitigate the financial impact of a decline in the market price in any one of our commodities. We expect the New Wattenberg Acquisition to allow us to substantially increase our crude oil and NGL production. In addition, we utilize commodity-based derivative instruments to manage a portion of our exposure to price volatility with regard to our natural gas and crude oil sales and natural gas marketing. As of March 31, 2012, we had natural gas and crude oil derivative positions in place for 2012 covering 74% of our expected natural gas production and 71% of our expected crude oil production.

Recent Developments

New Wattenberg Acquisition. On May 11, 2012, we entered into a purchase and sale agreement with Merit Management Partners I, L.P., Merit Energy Partners III, L.P., and Merit Energy Partners D-III, L.P., collectively referred to as Merit, pursuant to which we expect to acquire approximately 35,000 net acres in the core Wattenberg Field for approximately $330.6 million, subject to customary closing conditions and purchase price adjustments. We refer to this purchase and sale agreement as the Merit Agreement. Under the Merit Agreement, the transaction would be given economic effect as of April 1, 2012, which we refer to as the Effective Date. The assets produced approximately 3,002 Boe/d in 2011 and had proved reserves of 29.2 MMBoe (175 Bcfe) as of the Effective Date, based upon a report prepared by Ryder Scott using our development plan and year-end 2011 SEC pricing. Crude oil and NGLs represented 33% and 25% respectively, of proved reserves associated with the properties as of that date. Production from the properties during 2011 was comprised of 20% crude oil, 29% NGLs, and 51% natural gas. After closing, we anticipate operating approximately 94% of the acquired properties, which we believe can add upside opportunities in the core Wattenberg Field to our existing drilling portfolio. We estimate that the acquired properties include approximately 180 gross horizontal Niobrara drilling locations. Including the New Wattenberg Acquisition, we anticipate a total gross horizontal Niobrara drilling inventory of approximately 546 locations. In addition, the Company anticipates upside through potential horizontal Niobrara down-spacing and horizontal Codell development. Both pilot programs are being tested within the Company’s 2012 capital budget and could further increase our drilling inventory.

The Merit Agreement allows us to conduct customary environmental and title due diligence following the execution of the agreement, and provides that if defects are identified prior to closing, the purchase price may be adjusted, or the agreement may be terminated, in certain circumstances. In addition, the agreement provides for an opportunity for us to conduct additional title due diligence for a thirty-day period following closing, and if defects are identified during such period, additional adjustments to the purchase price may be made up to a specified maximum. We are currently engaged in the title and environmental diligence process. Subject to our right to be indemnified for pre-Effective Date actions for a limited period of time and for breaches of representations and warranties in limited circumstances, we would assume substantially all liabilities associated with the acquired properties. The closing of the transaction is subject to certain closing conditions to be satisfied by both parties, including the accuracy of representations and warranties, performance of certain covenants, and the sum at closing due to all title defects, environmental defects, casualty losses, and outstanding consents or preferential rights being less than 40% of the total unadjusted transaction purchase price. However, the transaction is not conditioned on financing.

Although there can be no assurance, we expect to complete the transaction in the second quarter of 2012. A copy of the Merit Agreement is included as an exhibit to our current report on Form 8-K filed with the SEC on May 14, 2012, which is incorporated by reference into this prospectus supplement. The foregoing description of the proposed transaction and the Merit Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit. This offering is not conditioned upon the completion of the proposed transaction.

Following the New Wattenberg Acquisition, we plan to deploy a second horizontal rig in the third quarter of 2012 to accelerate value creation in our core Wattenberg Field. We reaffirm our 2012 capital budget of $284 million as we plan to fund the second horizontal Niobrara rig by reallocating capital investment from our Wattenberg refracture and recompletion program and by redeploying capital expenditures from the suspension of our Marcellus dry gas drilling program. Although we can provide no assurance, we estimate that our 2012 net production will increase to approximately 54.5 Bcfe from continuing operations, an increase of approximately 21% over 2011 net production from continuing operations. The revised estimate incorporates initial estimated production from the New Wattenberg Properties from the closing date and reflects the capital expenditure redeployments described above.

Permian Basin Sale. In February 2012, we sold our remaining Permian Basin assets to Concho Resources Inc. for approximately $184.4 million after customary closing adjustments. We had previously sold certain other Permian assets in the fourth quarter of 2011 for $13.2 million, resulting in total proceeds from the sale of the Permian Basin assets of approximately $198 million. In 2011, the Permian Basin represented approximately 5%, or 2.5 Bcfe, of our total production and 6%, or 65 Bcfe, of our proved reserves as of December 31, 2011.

Corporate Information

Our common stock is quoted on The NASDAQ Global Select Market under the symbol “PETD.”

Our principal executive offices are located at 1775 Sherman Street, Suite 3000, Denver, Colorado 80203. Our telephone number is 303-860-5800.

We also maintain an internet website at www.petd.com, which contains information about us. Our website and the information contained in and connected to it are not a part of or incorporated by reference into this prospectus supplement or the accompanying prospectus.

THE OFFERING

Issuer	Petroleum Development Corporation, dba PDC Energy

Common stock offered (1)	6,500,000 shares

Common stock to be outstanding after this offering	29,924,950 shares

Over-allotment option to purchase additional shares granted by us	Up to 975,000 shares

Use of proceeds	We estimate that our net proceeds from this offering, after deducting underwriting discounts and commissions and estimated fees and expenses, will be approximately $197 million based on the closing price of $31.79 on The NASDAQ Global Select Market on May 11, 2012 ($227 million if the underwriters exercise their option to purchase 975,000 additional shares of our common stock in full).

We intend to use the net proceeds from this offering, together with borrowings under our revolving credit facility, to fund the New Wattenberg Acquisition. If the New Wattenberg Acquisition is not completed for any reason, we intend to use the net proceeds from this offering primarily for development activities in our liquids-rich fields. Pending such uses, we intend to apply the net proceeds from this offering to temporarily repay the entire outstanding amount under our revolving credit facility, with the remaining balance being deposited in an interest bearing account and held as cash and cash equivalents until utilized as discussed above. We have the ability to reborrow amounts repaid under our revolving credit facility and we anticipate reborrowing under our revolving credit facility from time to time to directly fund the above uses. See “Use of Proceeds.”

The NASDAQ Global Select Market symbol	PETD

Dividend policy	We have not paid dividends on our common stock and do not intend to pay cash dividends in the foreseeable future. In addition, our revolving credit facility and the indenture governing our senior notes limit our ability to pay dividends and make other distributions on our common stock.

Conflict of Interest	Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated,

J.P. Morgan Securities LLC and Wells Fargo Securities, LLC are lenders under our revolving credit facility and may receive more than five percent of the net proceeds of this offering. See “Use of Proceeds.” Thus, Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC have a “conflict of interest” as defined in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. See “Conflicts of Interest.”

Risk factors	An investment in our common stock involves a significant degree of risk. We urge you to carefully consider all of the information described in the section entitled “Risk Factors” beginning on page S-14 of this prospectus supplement.

(1)	See “Description of Capital Stock” on page S-42 of the accompanying prospectus for additional information regarding the common stock to be issued in this offering.

The information above regarding the number of shares of our common stock outstanding is based on 23,652,395 shares of common stock outstanding as of March 31, 2012. The number of shares of our common stock outstanding as of that date does not include 1,311,880 shares reserved for issuance under our equity compensation plans, of which 635,463 restricted shares have been granted and are subject to issuance in the future based on the satisfaction of certain time-based or market-based vesting criteria established pursuant to the respective awards. In addition, as of March 31, 2012, we had outstanding options to purchase 6,973 shares of our common stock at a weighted average exercise price of $41.09 per share and 118,832 stock appreciation rights.

SUMMARY FINANCIAL INFORMATION

The following table sets forth our summary financial data. The summary financial data for the years ended December 31, 2011, 2010 and 2009 and as of December 31, 2011 and 2010 have been derived from, and should be read together with, our audited consolidated financial statements and the related notes contained in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference into this prospectus supplement. The summary financial data for the three months ended March 31, 2012 and 2011 and as of March 31, 2012 and 2011 have been derived from, and should be read together with, our unaudited condensed consolidated financial statements and the related notes contained in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, which is incorporated by reference into this prospectus supplement. The unaudited condensed consolidated financial statements have been prepared without audit in accordance with accounting principles generally accepted in the United States of America for interim financial information and Article 10 of Regulation S-X of the SEC. In the opinion of our management, the unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly our financial position, results of operations and cash flows for the periods presented. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. Prior period financial statements have been restated to present the activities of our oil and gas well drilling operations as discontinued operations. The results presented below are not necessarily indicative of the results to be expected for any future period. You should read the following tables together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2011, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, and our historical consolidated financial statements and the related notes, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2011	2010	2009	2012	2011
	(dollars in millions, except per share data as noted)
Statement of Operations
Natural gas, NGL and crude oil sales	$276.6	$205.0	$171.2	$75.3	$58.8
Commodity price risk management gain (loss), net	46.1	59.9	(10.1)	11.5	(23.9)
Total revenues	396.0	343.0	230.9	100.3	52.0
Income (loss) from continuing operations	3.1	6.0	(80.1)	1.4	(23.2)
Earnings (loss) per share attributable to shareholders:
Net income (loss) from continuing operations—basic	$0.13	$0.33	$(4.76)	$0.06	$(0.99)
Net income (loss) from continuing operations—diluted	0.13	0.32	(4.76)	0.06	(0.99)
Statement of Cash Flows
Net cash provided by operating activities	$166.8	$151.8	$143.9	$44.3	$15.5
Capital expenditures	334.5	162.7	143.0	107.0	71.1
Acquisitions	145.9	158.1	—	10.0	—
Balance Sheet
Total assets	$1,698.0	$1,389.0	$1,250.3	$1,566.0	$1,388.3
Working capital (deficit)	(22.0)	16.2	32.9	(5.3)	(20.2)
Long-term debt	532.2	295.7	280.7	414.8	296.7
Equity	664.1	642.2	538.6	681.2	624.6

SUMMARY RESERVE INFORMATION

The table below sets forth information regarding our estimated proved reserves as of December 31, 2011, 2010 and 2009, and reserves associated with the New Wattenberg Properties as of the Effective Date, based on estimates made in reserve reports prepared by Ryder Scott. Reserves cannot be measured exactly because reserve estimates involve subjective judgments. The estimates must be reviewed periodically and adjusted to reflect additional information gained from reservoir performance, new geological and geophysical data and economic changes. Neither the estimated future net cash flows nor the standardized measure is intended to represent the current market value of the estimated natural gas and oil reserves.

Estimated future net cash flows represents the undiscounted estimated future gross revenue to be generated from the production of proved reserves, net of estimated production costs, future development costs and income tax expense. Prices used to estimate future gross revenues and production and development costs were based on a 12-month average price calculated as the unweighted arithmetic average price on the first day of each month, January through December. Prices were not adjusted to reflect the value of our commodity hedges. Prices relating to production and development costs were estimated as of December 31 for each of the years presented; costs do not include non-property related expenses such as corporate general and administrative expenses, debt service, or depreciation, depletion and amortization expense. The standardized measure of discounted future net cash flows represents the present value of estimated future net cash flows discounted at a rate of 10% per annum to reflect the timing of future cash flows.

	December 31,
PDC Energy	2011 (1)	2010 (2)	2009 (3)
Estimated proved natural gas and oil reserves:
Natural gas (MMcf)	672,145	657,306	608,925
Oil (MBbl)	37,636	23,236	18,070
NGLs (MBbl)	19,588	10,649	—
Total proved reserves (MMcfe)	1,015,489	860,616	717,345
Proved developed reserves (MMcfe)	471,347	301,141	295,839
Estimated future net cash flows (in thousands)	$2,289,624	$1,314,642	$764,111
SEC PV10 (in thousands)	$1,350,300	$693,100	$359,500
Standardized measure (in thousands)	$941,209	$488,418	$347,636

(1)	Unescalated twelve month arithmetic average of the first day of the month posted prices of $96.19 per Bbl for oil and natural gas liquids and $4.12 per MMBtu for natural gas were adjusted for regional price differentials and other factors to arrive at prices of $88.94 per Bbl for oil, $39.59 per Bbl for natural gas liquids and $3.41 per Mcf for natural gas, which were used in the calculation of proved reserves at December 31, 2011.
(2)	Unescalated twelve month arithmetic average of the first day of the month posted prices of $79.43 per Bbl for oil and natural gas liquids and $4.37 per MMBtu for natural gas were adjusted for regional price differentials and other factors to arrive at prices of $71.95 per Bbl for oil, $34.12 per Bbl for natural gas liquids and $3.54 per Mcf for natural gas, which were used in the calculation of proved reserves at December 31, 2010.
(3)	Unescalated twelve month arithmetic average of the first day of the month posted prices of $61.18 per Bbl for oil and natural gas liquids and $3.87 per MMBtu for natural gas were adjusted for regional price differentials and other factors to arrive at prices of $54.64 per Bbl for oil and $3.17 per Mcf for natural gas, which were used in the calculation of proved reserves at December 31, 2009. Prior to 2010, NGLs were included in natural gas, which impacts the comparability for 2011 and 2010 to 2009.

New Wattenberg Properties	April 1, 2012 (1)
Estimated proved natural gas and oil reserves:
Natural gas (MMcf)	73,725
Oil (MBbl)	9,700
NGLs (MBbl)	7,250
Total proved reserves (MMboe)	29.2
Proved developed reserves (MMboe)	15.8

(1)	Unescalated twelve month arithmetic average of the first day of the month posted prices of $96.19 per Bbl for oil and natural gas liquids and $4.12 per MMBtu for natural gas were adjusted for regional price differentials and other factors to arrive at prices of $88.22 per Bbl for oil, $35.17 per Bbl for natural gas liquids and $3.87 per Mcf for natural gas, which were used in the calculation of proved reserves at December 31, 2011.

SUMMARY OPERATING INFORMATION

The following table sets forth summary operating information for the years ended December 31, 2011, 2010 and 2009 and the three months ended March 31, 2012 and 2011.

	Year Ended December 31,			Three Months Ended March 31,
	2011	2010	2009	2012	2011
	(dollars in millions, except per unit data)
Production (1)
Natural gas (MMcf) (2)	30,429.7	26,239.1	34,089.6	8,374.1	7,666.2
Crude oil (MBbls)	1,709.9	1,231.4	1,244.0	555.2	321.2
NGLs (MBbls) (2)	719.2	569.6	—	228.8	148.8
Natural gas equivalent (MMcfe) (3)	45,004.8	37,044.9	41,553.4	13,077.8	10,485.9
Average MMcfe per day	123.3	101.5	113.8	143.7	116.5
Natural Gas, NGL and Crude Oil Sales
Natural gas (2)	$99.6	$94.6	$105.4	$17.5	$23.4
Crude oil	149.8	91.1	68.5	51.4	28.8
NGLs (2)	27.2	22.6	—	6.4	6.6
Provision for underpayment of natural gas sales	—	(3.3)	(2.7)	—	—

Total natural gas, NGL and crude oil sales	$276.6	$205.0	$171.2	$75.3	$58.8

Realized Gain (Loss) on Derivatives, net (4)
Natural gas	$29.1	$40.0	$89.4	$12.5	$6.9
Crude oil	(11.9)	7.1	17.9	(2.6)	(3.1)

Total realized gain on derivatives, net	$17.2	$47.1	$107.3	$9.9	$3.8

Average Sales Price (excluding gain/loss on derivatives)
Natural gas (per Mcf) (2)	$3.27	$3.61	$3.09	$2.09	$3.06
Crude oil (per Bbl)	87.63	73.96	55.07	92.61	89.62
NGLs (per Bbl) (2)	37.82	39.66	—	28.12	44.32
Natural gas equivalent (per Mcfe)	6.15	5.63	4.19	5.76	5.61
Average Sales Price (including realized gain/loss on derivatives)
Natural gas (per Mcf) (2)	$4.23	$5.13	$5.72	$3.58	$3.95
Crude oil (per Bbl)	80.69	79.70	69.44	87.94	79.98
NGLs (per Bbl) (2)	37.82	39.66	—	28.12	44.32
Natural gas equivalent (per Mcfe)	6.53	6.89	6.77	6.52	5.97
Average Lifting Cost (per Mcfe) (5)	$0.95	$1.09	$0.81	$0.88	$1.06
Natural Gas Marketing Contribution Margin (6)	$0.9	$1.1	$2.0	$0.3	$0.2
Interest Expense	$37.0	$33.2	$37.2	$10.4	$9.1

(1)	Production is net and determined by multiplying the gross production volume of properties in which we have an interest by the percentage interest we own.
(2)	Prior to 2010, NGLs were included in natural gas, which impacts the comparability of 2011 and 2010 to 2009.
(3)	Six Mcf of natural gas equals one Bbl of crude oil or NGL.
(4)	Represents realized derivative gains and losses related to natural gas, NGLs and crude oil sales, which do not include realized derivative gains and losses related to natural gas marketing.
(5)	Represents lease operating expenses, exclusive of production taxes, on a per unit basis.
(6)	Represents sales from natural gas marketing, net of costs of natural gas marketing, including realized and unrealized derivative gains and losses related to natural gas marketing activities.

RISK FACTORS

An investment in our common stock offered by this prospectus supplement and the accompanying prospectus involves a high degree of risk. You should carefully consider the following risk factors in addition to the remainder of this prospectus supplement and the accompanying prospectus, including the information incorporated by reference, before making an investment decision. The risks and uncertainties described in these incorporated documents and described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us may also impair our business operations. If any of these risks actually occurs, our business, financial condition and results of operations would suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. Please see the section entitled “Special Note Regarding Forward-Looking Statements” in this prospectus supplement.

Risks Relating to the New Wattenberg Acquisition

If completed, the New Wattenberg Acquisition may not achieve its intended results and may result in us assuming unanticipated liabilities. To date, we have conducted only limited diligence regarding the assets and liabilities we would assume in the transaction.

We entered into the Merit Agreement with the expectation that the New Wattenberg Acquisition would result in various benefits, growth opportunities and synergies. Achieving the anticipated benefits of the transaction is subject to a number of risks and uncertainties. For example, under the Merit Agreement, we have the opportunity to conduct customary environmental and title due diligence following the execution of the agreement, but our diligence efforts to date have been limited. As a result, we may discover title defects or adverse environmental or other conditions of which we are currently unaware. Environmental, title and other problems could reduce the value of the properties to us, and, depending on the circumstances, we could have limited or no recourse to the seller with respect to those problems. We would assume substantially all of the liabilities associated with the acquired properties and would be entitled to indemnification in connection with those liabilities in only limited circumstances and in limited amounts. We cannot assure that such potential remedies will be adequate for any liabilities we incur, and such liabilities could be significant. In addition, certain of the New Wattenberg Properties are subject to consents to assign and preference rights. If the seller cannot obtain all applicable waivers, we may not be able to acquire certain properties as originally contemplated and our expected benefits of the acquisition may be adversely affected. Also, it is uncertain whether our existing operations and the acquired properties and assets can be integrated in an efficient and effective manner.

As with other acquisitions, the success of the New Wattenberg Acquisition depends on, among other things, the accuracy of our assessment of the reserves and drilling locations associated with the acquired properties, future oil, NGL and natural gas prices and operating costs and various other factors. These assessments are necessarily inexact. As a result, we may not recover the purchase price for the acquisition from the sale of production from the property or recognize an acceptable return from such sales. See “—Risks Related to Our Business and the Industry—Acquisitions are subject to the uncertainties of evaluating recoverable reserves and potential liabilities, including environmental uncertainties” and “Risks Related to Our Business and the Industry—Any acquisitions we complete are subject to substantial integration and other risks that could adversely affect our financial condition and results of operations.” Although the New Wattenberg Properties are subject to many of the risks and uncertainties to which our business and operations are subject, risks associated with the New Wattenberg Acquisition in particular include those associated with the development of the Niobrara play, which is subject to greater uncertainties than areas with longer productive histories, the substantial cost of horizontal Niobrara wells, the relatively limited water supply available for drilling activities, and the availability of the capital necessary to pursue our development plans.

In addition, the integration of operations following the New Wattenberg Acquisition will require the dedication of management and other personnel, which may distract their attention from our day-to-day business and operations and prevent us from realizing benefits from other opportunities. Completing the integration process may be more expensive than anticipated, and we cannot assure you that we will be able to effect the integration of these operations smoothly or efficiently or that the anticipated benefits of the transaction will be achieved.

The reserves and production estimates with respect to the New Wattenberg Properties may differ materially from the actual amounts.

The reserves and production estimates with respect to the New Wattenberg Properties described in this prospectus supplement are based on our analysis of historical production data, assumptions regarding capital expenditures and anticipated production declines. Such analysis is based, in significant part, on data provided by Merit. We cannot assure you that these estimates of reserves and production are accurate. After such data is further reviewed by us and our independent engineers, the actual reserves and production may differ materially from the amounts indicated in this prospectus supplement.

We will incur significant transaction and costs in connection with the New Wattenberg Acquisition.

We expect to incur a number of significant transaction-related costs associated with the New Wattenberg Acquisition. We also expect to incur significant additional interest expense as we intend to draw on our revolving credit facility to fund a portion of the purchase price, which will also increase our indebtedness and leverage. We continue to assess the magnitude of these costs and additional unanticipated costs may be incurred in the integration of the New Wattenberg Properties, which may be significant.

Failure to complete the New Wattenberg Acquisition could negatively affect our stock price as well as our business and financial results.

If the New Wattenberg Acquisition is not completed, we will be subject to a number of risks, including but not limited to the following:

•	We must pay costs related to the acquisition including, among others, legal, accounting and financial advisory fees, whether the acquisition is completed or not.

•	We may experience negative reactions from the financial markets.

•	We could be subject to litigation related to the failure to complete the acquisition.

Each of these factors may adversely affect our business, financial results and stock price. This offering is not conditional upon the consummation of the acquisition. As a result, if the acquisition is not consummated, holders of our common stock would be exposed to the risks described above and various other risks, including our inability to use the proceeds from this offering effectively and the additional dilution we would have incurred by issuing additional shares of our common stock in this offering.

Risks Related to Our Business and the Industry

Natural gas and crude oil prices fluctuate and a decline in natural gas and crude oil prices can significantly affect the value of our assets, our financial results and impede our growth.

Our revenue, profitability and cash flow depend in large part upon the prices and demand for natural gas and crude oil. The markets for these commodities can be volatile, and significant drops in prices can negatively affect our financial results and impede our growth. For example, in much of 2011, natural gas prices were too low to economically justify drilling operations in several areas, and natural gas prices have declined further in 2012. Changes in natural gas and crude oil prices have a significant effect on our cash flow and on the value of our reserves, which can in turn reduce our borrowing base under our senior credit facility. Prices for natural gas and crude oil may fluctuate in response to relatively minor changes in the supply of and demand for natural gas and crude oil, market uncertainty and a variety of additional factors that are beyond our control, including national and international economic and political factors and federal and state legislation. In addition to factors affecting the price of oil and natural gas generally, the prices we receive for our oil and natural gas production are affected by factors specific to us and to the local markets where the production occurs. Pricing can be influenced by, among other things, local or regional supply and demand factors (such as refinery or pipeline capacity issues, trade restrictions and governmental regulations) and the terms of our sales contracts. In addition, any substantial reduction in the growth rate of China could affect global oil prices significantly.

Lower natural gas and crude oil prices may not only reduce our revenues, but also may reduce the amount of natural gas and crude oil that we can produce economically. As a result, we may have to make substantial additional downward adjustments to our estimated proved reserves. If this occurs or if our estimates of development costs increase, production data factors change or our exploration results deteriorate, accounting rules may require us to write-down operating assets to fair value, as a non-cash charge to earnings. We assess impairment of capitalized costs of proved natural gas and crude oil properties by comparing net capitalized costs to estimated undiscounted future net cash flows on a field-by-field basis using estimated production based upon prices at which management reasonably estimates such products may be sold. In 2011 and 2010, we recorded an impairment charge related to our NECO proved natural gas and crude oil properties of $22.5 million and related to our Michigan proved natural gas and crude oil properties an impairment of $4.7 million, respectively. These impairments were attributable to our decision to divest these assets. We may incur impairment charges in the future, which could have a material adverse effect on the results of our operations.

Our ability to produce natural gas and crude oil could be impaired if we are unable to acquire adequate supplies of water for our drilling and completion operations or are unable to dispose of the water we use at a reasonable cost and within applicable environmental rules.

Our operations could be adversely impacted if we are unable to locate sufficient amounts of water, or dispose of or recycle water used in our exploration and production operations. Currently, the quantity of water required in certain completion operations, such as hydraulic fracturing, and changing regulations on usage may lead to water constraints and supply concerns (particularly in some parts of the country). As a result, future availability of water from certain sources used in the past may be limited. Moreover, the imposition of new environmental initiatives and regulations could include restrictions on our ability to conduct certain operations such as hydraulic fracturing or disposal of waste, including, but not limited to, produced water, drilling fluids and other wastes associated with the exploration, development or production of oil and natural gas. The federal Clean Water Act (“CWA”) and analogous state laws impose restrictions and strict controls regarding the discharge of pollutants, including produced waters and other oil and natural gas waste, into navigable waters. Permits or other approvals must be obtained to discharge pollutants to regulated waters and to conduct construction activities in such waters and wetlands. Uncertainty regarding regulatory jurisdiction over wetlands and other regulated waters has, and will continue to, complicate and increase the cost of obtaining such permits or other approvals. The CWA and analogous state laws provide for civil, criminal and administrative penalties for any unauthorized discharges of pollutants and unauthorized discharges of reportable quantities of oil and other hazardous substances. Many state discharge regulations, and the Federal National Pollutant Discharge Elimination System general permits issued by the Environmental Protection Agency, or EPA, prohibit the discharge of produced water and sand, drilling fluids, drill cuttings and certain other substances related to the oil and natural gas industry into coastal waters. While generally exempt under federal programs, many state agencies have also adopted regulations requiring certain oil and natural gas exploration and production facilities to obtain permits for storm water discharges. On October 20, 2011, the EPA announced its intention to develop federal pretreatment standards for wastewater discharges associated with hydraulic fracturing activities. If adopted, the pretreatment rules will require coalbed methane and shale gas operations to pretreat wastewater before transferring it to treatment facilities. Proposed rules are expected in 2013 for coalbed methane production and in 2014 for shale gas production. Finally, there has been recent nationwide concern over earthquakes associated with Class II underground injection control wells, a predominant storage method for crude oil and gas wastewater. It is likely that new rules and regulations will be developed to address these concerns, possibly eliminating access to Class II wells in certain locations, and increasing the cost of disposal in others. While we cannot predict the impact that these changes may have on our business at this time, they may be material to our business, financial condition, and operations. Compliance with environmental regulations and permit requirements governing the withdrawal, storage and use of surface water or groundwater necessary for hydraulic fracturing of wells will increase our operating costs and may cause delays, interruptions or termination of our operations, the extent of which cannot be predicted. In addition, our inability to meet our water supply needs to conduct our completion operations may impact our business, and any such future laws and regulations could negatively affect our financial condition and results of operations.

Federal, state and potentially local legislative and regulatory initiatives, and litigation relating to hydraulic fracturing could result in increased costs and additional drilling and operating restrictions or delays in the production of natural gas and crude oil, including from the development of shale plays. A decline in the drilling of new wells and related servicing activities caused by these initiatives and litigation could adversely affect our financial condition, results of operations and cash flows.

Most of our drilling uses hydraulic fracturing. Hydraulic fracturing is an important and commonly used process in the completion of unconventional natural gas and crude oil wells in shale, coalbed and tight sand formations. Proposals have been introduced in the U.S. Congress to regulate hydraulic fracturing operations and related injection of fracturing fluids and propping agents used by the oil and natural gas industry in fracturing fluids under the Safe Water Drinking Act, or SDWA, and to require the disclosure of chemicals used in the hydraulic fracturing process under the SDWA, Emergency Planning and Community Right-to-Know Act (“EPCRA”), or other laws. Sponsors of these bills, which are currently being considered in the legislative process, including in the House Energy and Commerce Committee and the Senate Environmental and Public Works Committee, have asserted that chemicals used in the fracturing process could adversely affect drinking water supplies and otherwise cause adverse environmental impacts. The Chairman of the House Energy and Commerce Committee has initiated an investigation of the potential impacts of hydraulic fracturing, which has involved seeking information about fracturing activities and chemicals from certain companies in the oil and natural gas sector. The EPA has recently focused on citizen concerns about the risk of water contamination and public health problems from drilling and hydraulic fracturing activities, and conducted public meetings around the country on this issue which have been well publicized and well attended. The EPA continues to highlight environmental justice issues related to these citizen concerns. In March 2011, the EPA announced its intention to conduct a comprehensive research study on the potential adverse impacts that hydraulic fracturing may have on water quality and public health. The initial results are expected in the fall of 2012, with final results expected in 2014. The EPA has also begun a Toxic Substances Control Act rulemaking which will collect expansive information on the chemicals used in hydraulic fracturing fluid, as well as other health-related data, from chemical manufacturers and processors. EPA also has finalized major new Clean Air Act (“CAA”) standards (NSPS and NESHAPs) applicable to hydraulically fractured natural gas wells. The rule will require, among other things, use of reduced emission completions, or green completions, to reduce volatile organic compound emissions from well completions. While most key provisions in the new CAA rule are not effective until 2015, the rules are substantial and may increase future costs of our operations. Certain other federal agencies are analyzing, or have been requested to review, environmental issues associated with hydraulic fracturing. The U.S. Department of the Interior, through the Bureau of Land Management, has drafted a proposal that, if approved, would require, among other things, disclosure of chemicals used in fracturing operations on public land.

In addition, certain states in which we operate, and will operate after the New Wattenberg Acquisition, including Colorado, Pennsylvania, Ohio, and West Virginia, have adopted, and other states are considering adopting, laws and regulations that could impose, among other requirements, stringent permitting, disclosure, wastewater disposal, well construction and well location requirements on hydraulic fracturing operations or otherwise seek to ban fracturing activities altogether. Lawsuits have been filed against unrelated third parties in Pennsylvania, New York, Arkansas and several other states alleging contamination of drinking water by hydraulic fracturing. Lawsuits have also been filed in several states challenging state preemption over the regulation of the crude oil and gas industry and seeking to impart greater authority to local municipalities to limit or prohibit crude oil and gas activity, and in some states have been successful (including in Pennsylvania). Increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition, including litigation, to natural gas and crude oil production activities using hydraulic fracturing techniques. Additional legislation, regulation, or litigation could also lead to operational delays or lead us to incur increased operating costs in the production of natural gas and crude oil, including from the development of shale plays, or could make it more difficult to perform hydraulic fracturing or other drilling activities. If these legislative, regulatory, and litigation initiatives cause a material decrease in the drilling of new wells and in related servicing activities, our profitability could be materially impacted.

A substantial part of our natural gas and crude oil production is located in our Western Operating Region, making it vulnerable to risks associated with operating primarily in a single geographic area. Completion of the New Wattenberg Acquisition would increase these risks.

Our operations have been focused in the Wattenberg Field and Piceance Basin of our Western Operating Region, which means our current producing properties and new drilling opportunities are geographically concentrated in that area. Completion of the New Wattenberg Acquisition would increase this concentration. Because our operations are not as diversified geographically as many of our competitors, the success of our operations and our profitability may be disproportionately exposed to the effect of any regional events, including fluctuations in prices of natural gas and crude oil produced from the wells in the region, natural disasters, restrictive governmental regulations, transportation capacity constraints, curtailment of production or interruption of transportation, and any resulting delays or interruptions of production from existing or planned new wells. For example, the recent increase in activity in the Niobrara could lead to bottlenecks in processing that negatively affect our results disproportionately compared to our more geographically diverse competitors.

Prior to 2010, natural gas prices in the Rocky Mountain region often fell disproportionately when compared to other markets, due in part to continuing constraints in transporting natural gas from producing properties in the region. Because of the concentration of our operations in our Western Operating Region, such price decreases are more likely to have a material adverse effect on our revenue, profitability and cash flow than those of our more geographically diverse competitors. During 2010 and 2011, natural gas prices in the Rocky Mountain region were not steeply discounted to NYMEX and future prices have recently traded at approximately the same discount; however, there can be no assurance as to such continuation. In view of the concentration of our operations in Colorado, a significant decline in natural gas prices in the Western Operating Region could have a material adverse effect on our operations, financial condition and results of operations.

Our estimated natural gas and crude oil reserves are based on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions may materially affect the quantities and present value of our reserves.

Natural gas and crude oil reserve engineering requires subjective estimates of underground accumulations of natural gas and crude oil and assumptions concerning natural gas and crude oil prices, production levels, and operating and development costs over the economic life of the properties. As a result, estimated quantities of proved reserves and projections of future production rates and the timing of development expenditures may be inaccurate. Independent petroleum engineers prepare our estimates of natural gas and crude oil reserves using pricing, production, cost, tax and other information that we provide. The reserve estimates are based on certain assumptions regarding natural gas and crude oil prices, production levels, and operating and development costs that may prove incorrect. Any significant variance from these assumptions to actual figures could greatly affect:

•	the economically recoverable quantities of natural gas and crude oil attributable to any particular group of properties;

•	future depreciation, depletion and amortization (“DD&A”) rates and amounts;

•	impairments in the value of our assets;

•	the classifications of reserves based on risk of recovery;

•	estimates of the future net cash flows;

•	timing of our capital expenditures; and

•	the amount of funds available for us to utilize under our revolving credit facility.

Some of our reserve estimates must be made with limited production history, which renders these reserve estimates less reliable than estimates based on a longer production history. Reserve estimates are based on the volumes of natural gas, NGLs and crude oil that are anticipated to be economically recoverable from a given date forward based on economic conditions that exist at that date. The actual quantities of natural gas, NGLs and crude oil recovered would be different than the reserve estimates since they would not be produced under the same economic conditions as used for the reserve calculations. In addition, quantities of probable and possible reserves by definition are inherently more risky than proved reserves and are less likely to be recovered. The estimates of reserves associated with the properties to be purchased in the New Wattenberg Acquisition included in this prospectus supplement are based in significant part on data provided by Merit that we have generally not independently verified.

The present value of our estimated future net cash flows from proved reserves is not necessarily the same as the current market value of our estimated natural gas and crude oil reserves. The estimated discounted future net cash flows from proved reserves were based on the prior 12-month average natural gas and crude oil index prices. However, factors such as actual prices we receive for natural gas and crude oil and hedging instruments, the amount and timing of actual production, amount and timing of future development costs, supply of and demand for natural gas and crude oil, and changes in governmental regulations or taxation also affect our actual future net cash flows from our natural gas and crude oil properties.

The timing of both our production and incurrence of expenses in connection with the development and production of natural gas and crude oil properties will affect the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% discount factor (the rate required by the SEC) we use when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates currently in effect and risks associated with our natural gas and crude oil properties or the industry in general.

Unless natural gas and crude oil reserves are replaced as they are produced, our reserves and production will decline, which would adversely affect our future business, financial condition and results of operations.

Producing natural gas and crude oil reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. The rate of decline will change if production from existing wells declines in a different manner than we estimated and the rate can change due to other circumstances. Thus, our future natural gas and crude oil reserves and production and, therefore, our cash flow and income, are highly dependent on efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves. We may not be able to develop, discover or acquire additional reserves to replace our current and future production at acceptable costs. As a result, our future operations, financial condition and results of operations would be adversely affected.

Acquisitions are subject to the uncertainties of evaluating recoverable reserves and potential liabilities, including environmental uncertainties.

Acquisitions of producing properties and undeveloped properties have been an important part of our historical and recent growth. We expect acquisitions will also contribute to our future growth. Successful acquisitions require an assessment of a number of factors, many of which are beyond our control. These factors include recoverable reserves, development potential, future natural gas and crude oil prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain, including those regarding the validity of our assumptions about reserves, future production, future commodity prices, revenues, capital expenditures and operating costs, including synergies. In connection with our assessments, we perform engineering, environmental, geological and geophysical reviews of the acquired properties, which we believe are generally consistent with industry practices. However, such reviews are not likely to permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not inspect every well prior to an acquisition and our ability to evaluate undeveloped acreage is inherently imprecise. Even when we inspect a well, we may not always discover structural, subsurface and environmental problems that may exist or arise. In some cases, our review prior to signing a definitive purchase agreement may be even more limited.

The acquisitions of producing natural gas and crude oil properties may increase our potential exposure to liabilities and costs for environmental and other problems existing on acquired properties. Often we are not entitled to contractual indemnification associated with acquired properties. We often acquire interests in properties on an “as is” basis with no or limited remedies for breaches of representations and warranties. We could incur significant unknown liabilities, including environmental liabilities, or losses due to title defects, in our acquisitions for which we have limited or no contractual remedies or insurance coverage. In addition, the acquisition of undeveloped acreage is subject to many inherent risks and we may not be able to efficiently realize the assumed or expected economic benefits of acreage that we acquire, if at all.

Additionally, significant acquisitions can change the nature of our operations depending upon the character of the acquired properties, which may have substantially different operating and geological characteristics or be in different geographic locations than our existing properties. We acquire interests in wells which we may need to operate together with other partners, and we acquire pipelines that we may need to operate and expect we may need to commit to drilling in the acquired areas to achieve the expected benefits. Consequently, we may not be able to efficiently realize the assumed or expected economic benefits of properties that we acquire, if at all. Also see “—Risks Relating to the New Wattenberg Acquisition.”

We may not be able to consummate additional prospective acquisitions of our drilling partnerships, which could adversely affect our business operations.

We have previously disclosed our intention to pursue, beginning in the fall of 2010 and extending through 2013, the acquisition of the limited partnership units held by non-affiliated investor partners in the drilling partnerships that we have sponsored. We may be unable to make additional acquisitions of such affiliated drilling partnerships since consummation of any future acquisitions of our affiliated public drilling partnerships may be subject to the same procedural processes that were utilized in connection with our previously completed acquisitions of public drilling partnerships. Such procedural hurdles previously included, and may in the future include, among others:

•	negotiation and execution of a merger agreement with a special committee, comprised entirely of non-employee directors, of our board of directors;

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clearance from the SEC upon completion by each of the partnerships of their SEC proxy disclosure review process before the partnerships can request approval of the merger transactions from their non-affiliated investors; and

•	approval by the holders of a majority of the limited partnership units held by the non-affiliated investors of each respective partnership.

In addition, two former non-affiliated investor partners have initiated litigation concerning our acquisition of the limited partnership units we acquired in 2010 and 2011. Litigation challenges to further acquisitions are also possible. If we are unable to consummate all or a portion of these prospective acquisitions, we would not realize the expected benefits of the proposed acquisitions. In addition, we will have incurred, and will remain liable for, transaction costs, including legal, accounting, financial advisory and other costs relating to the prospective acquisitions, including the costs of the financial and legal consultants to the special committee of our board of directors, whether or not they are consummated. We currently do not have any drilling partnership acquisitions pending or planned in 2012; however, we intend to pursue the acquisition of the remaining 21 affiliated partnerships by the end of 2013. The occurrence of any of these events individually or in combination could have an adverse effect on our business, financial condition and results of operations.

Any acquisitions we complete are subject to substantial integration and other risks that could adversely affect our financial condition and results of operations.

Even if we complete the prospective acquisitions, integration of the prospective acquisitions may be difficult. Any acquisition involves potential risks, including, among other things:

•	the validity of our assumptions about reserves, future production, future commodity prices, revenues, capital expenditures and operating costs, including synergies;

•	an inability to integrate the businesses we acquire successfully;

•	a decrease in our liquidity by using a portion of our available cash or borrowing capacity under our revolving credit facility to finance acquisitions;

•	a significant increase in our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	the assumption of unknown liabilities, losses or costs, including those that are environmental, for which we are not indemnified or for which our indemnity is inadequate;

•	the diversion of management’s attention from other business concerns;

•	the incurrence of other significant charges, such as impairment of natural gas and crude oil properties, goodwill or other intangible assets, asset devaluation or restructuring charges;

•	unforeseen difficulties encountered in operating in new geographic areas; and

•	customer or key employee losses at the acquired businesses.

If we fail to realize the benefits we anticipate from an acquisition, our results of operations may be adversely affected. Also see “—Risks Relating to the New Wattenberg Acquisition.”

When drilling prospects, the wells we drill may not yield natural gas or crude oil in commercially viable quantities.

A prospect is a property on which our geologists have identified what they believe, based on available information, to be indications of natural gas or crude oil bearing rocks. However, our geologists cannot know conclusively prior to drilling and testing whether natural gas or crude oil will be present or, if present, whether natural gas or crude oil will be present in sufficient quantities to repay drilling or completion costs and generate a profit given the available data and technology. If a well is determined to be dry or uneconomic, which can occur even though it contains some natural gas or crude oil, it is classified as a dry hole and must be plugged and abandoned in accordance with applicable regulations. This generally results in the loss of the entire cost of drilling and completion to that point, the cost of plugging, and lease costs associated with the prospect. Even wells that are completed and placed into production may not produce sufficient natural gas and crude oil to be profitable. If we drill a dry hole or unprofitable well on current and future prospects, the profitability of our operations will decline and our value will likely be reduced. In sum, the cost of drilling, completing and operating any well is often uncertain and new wells may not be productive.

We may not be able to identify and acquire enough attractive prospects on a timely basis to meet our development needs, which could limit our future development opportunities and adversely affect our profitability.

Our geologists have identified a number of potential drilling locations on our existing acreage. These drilling locations must be replaced as they are drilled for us to continue to grow our reserves and production. Our ability to identify and acquire new drilling locations depends on a number of uncertainties, including the availability of capital, regulatory approvals, natural gas and crude oil prices, competition, costs, availability of drilling rigs, drilling results and the ability of our geologists to successfully identify potentially successful new areas to develop. Because of these uncertainties, our profitability and growth opportunities may be limited by the timely availability of new drilling locations. As a result, our operations and profitability could be adversely affected.

Drilling for and producing natural gas and crude oil are high risk activities with many uncertainties that could adversely affect our business, financial condition and results of operations. Our drilling risk exposure may be increased as we plan to devote most of our 2012 capital budget to drilling horizontal wells.

Drilling activities are subject to many risks, including the risk that we will not discover commercially productive reservoirs. Drilling for natural gas and crude oil can be unprofitable, not only due to dry holes, but also due to curtailments, delays or cancellations as a result of other factors, including:

•	unusual or unexpected geological formations;

•	pressures;

•	fires;

•	blowouts;

•	loss of drilling fluid circulation;

•	title problems;

•	facility or equipment malfunctions;

•	unexpected operational events;

•	shortages or delivery delays of equipment and services;

•	compliance with environmental and other governmental requirements; and

•	adverse weather conditions.

Any of these risks can cause substantial losses, including personal injury or loss of life, damage to or destruction of property, natural resources and equipment, pollution, environmental contamination or loss of wells and regulatory penalties. We maintain insurance against various losses and liabilities arising from operations; however, insurance against certain operational risks may not be available or may be prohibitively expensive relative to the perceived risks presented. Thus, losses could occur for uninsurable or uninsured risks or for amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance and/or the governmental response to an event could have a material adverse effect on our business activities, financial condition and results of operations.

Our business strategy focuses on production in our liquid-rich and high impact shale gas plays. In this regard, we plan to allocate our capital to an active horizontal drilling program. During 2011, a significant portion of the wells we drilled were vertical wells. During 2012, we intend to devote a substantial part of our capital budget to drilling horizontal wells in the Wattenberg Field in Colorado to exploit the Niobrara formation. Drilling horizontal wells is technologically more difficult than drilling vertical wells, and thus the risk of failure is far greater than the risk involved in drilling vertical wells. Additionally, drilling horizontal wells is far costlier than drilling vertical wells. Consequently, because we plan to drill far fewer wells during 2012, the risk of drilling a non-economic well will be relatively higher than if we were to drill a similar number of wells as we did in previous years. Furthermore, because of the relatively higher cost in drilling horizontal wells, a completed well to be successful economically will need to have production that will cover the higher drilling costs involved in drilling horizontal wells. While we believe that the Company will be better served by our drilling horizontal wells, the risk component involved in such drilling will be increased, with the result that we might find it more difficult to achieve economic success in our horizontal drilling program.

Our hydrocarbon drilling, transportation and processing activities are subject to a range of applicable federal, state and local laws and regulations. A loss of containment of hydrocarbons during these activities could potentially subject us to civil and/or criminal liability and the possibility of substantial costs, including for environmental remediation, depending upon the circumstances of the loss of containment, the nature and scope of the loss and the applicable laws and regulations. We are currently involved in various remedial and investigatory activities at some of our wells and related sites.

Under the “successful efforts” accounting method that we use, unsuccessful exploratory wells must be expensed in the period when they are determined to be non-productive, which reduces our net income in such periods and could have a negative effect on our profitability.

We have conducted exploratory drilling and plan to continue exploratory drilling in 2012 in order to identify additional opportunities for future development. Under the “successful efforts” method of accounting that we use, the cost of unsuccessful exploratory wells must be charged to expense in the period when they are determined to be unsuccessful. In addition, lease costs for acreage condemned by the unsuccessful well must also be expensed. In contrast, unsuccessful development wells are capitalized as a part of the investment in the field where they are located. Because exploratory wells generally are more likely to be unsuccessful than development wells, we anticipate that some or all of our exploratory wells may not be productive. The costs of such unsuccessful exploratory wells could result in a significant reduction in our profitability in periods when the costs are required to be expensed and have a negative effect on our debt covenants.

Increasing finding and development costs may impair our profitability.

In order to continue to grow and maintain our profitability, we must annually add new reserves that exceed our yearly production at a finding and development cost that yields an acceptable operating margin and DD&A rate. Without cost effective exploration, development or acquisition activities, our production, reserves and profitability will decline over time. Given the relative maturity of most natural gas and crude oil basins in North America and the high level of activity in the industry, the cost of finding new reserves through exploration and development operations has been increasing. The acquisition market for natural gas and crude oil properties has become extremely competitive among producers for additional production and expanded drilling opportunities in North America. Acquisition values for crude oil properties climbed in 2010 and 2011 and these values may continue to increase in the future. This increase in finding and development costs results in higher DD&A rates. If the upward trend in crude oil finding and development costs continues, we will be exposed to an increased likelihood of a write-down in carrying value of our crude oil properties in response to any future falling commodity prices and reduced profitability of our operations.

Continued depressed natural gas prices could result in significant impairment charges and significant downward revisions of proved natural gas reserves for the Company’s Piceance and Northeastern Colorado (NECO) dry-gas assets.

The domestic natural gas market remains weak and natural gas prices have rapidly declined in 2012. A further decrease in forward natural gas prices during 2012 could result in significant impairment charges. Our wells in the Piceance Basin predominantly target natural gas, with the area’s volume of natural gas reserves representing 47% of our proved natural gas reserves and 32% of our total proved reserves at December 31, 2011. These assets, which had a net book value of approximately $311 million at March 31, 2012, are at risk of impairment if future natural gas prices for production in this area experience further long-term decline. The cash flow model we use to assess properties for impairment includes numerous assumptions, such as management’s estimates of future oil and gas production and commodity prices, market outlook on forward commodity prices and operating and development costs. All inputs to the cash flow model must be evaluated at each date that the estimate of future cash flows for each producing basin is calculated. However, a significant decrease in long-term forward natural gas prices alone could result in a significant impairment for our properties that are sensitive to declines in natural gas prices.

In addition, pursuant to SEC disclosure rules, continued depressed natural gas prices could result in a significant downward revision to the Company’s natural gas proven reserves in our Piceance and NECO gas fields. Our Piceance field contains significant proved undeveloped natural gas reserves that may not meet SEC economic guidelines to be categorized as proved reserves in the future given both the current low gas prices and the significant capital costs required to drill these wells.

Our development and exploration operations require substantial capital, and we may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a loss of properties and a decline in our natural gas and crude oil reserves, and ultimately our profitability.

Our industry is capital intensive. We expect to continue to make substantial capital expenditures in our business and operations for the exploration, development, production and acquisition of natural gas and crude oil reserves. To date, we have financed capital expenditures primarily with bank borrowings under our credit facility, cash generated by operations and capital markets, through the sale of equity and the issuance of debt securities and the sale of properties. We intend to finance our future capital expenditures utilizing similar financing sources. Our cash flows from operations and access to capital are subject to a number of variables, including:

•	our proved reserves;

•	the amount of natural gas and crude oil we are able to produce from existing wells;

•	the prices at which natural gas and crude oil are sold;

•	the costs to produce natural gas and crude oil; and

•	our ability to acquire, locate and produce new reserves.

If our revenues or the borrowing base under our credit facility decreases as a result of lower natural gas and crude oil prices, operating difficulties, declines in reserves or for any other reason, then we may have limited ability to obtain the capital necessary to sustain our operations at current levels. We may, from time to time, need to seek additional financing. If we raise funds by issuing additional equity securities, this would have a dilutive effect on existing shareholders. There can be no assurance as to the availability or terms of any additional financing. Our inability to obtain additional financing, or sufficient financing on favorable terms, would adversely affect our financial condition and profitability.

If our revenues or the borrowing base under our revolving credit facility decreases as a result of lower natural gas and crude oil prices, or we incur operating difficulties, declines in reserves or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations at planned levels, and our profitability may be adversely affected.

If additional capital is needed, we may not be able to obtain debt or equity financing on favorable terms, or at all. If cash generated by our operations or available under our revolving credit facility is not sufficient to meet our capital requirements, failure to obtain additional financing could result in a curtailment of the exploration and development of our prospects, which in turn could lead to a possible loss of properties, decline in natural gas and crude oil reserves and production and a decline in our profitability.

Seasonal weather conditions and lease stipulations adversely affect our ability to conduct drilling activities in some of the areas where we operate.

Seasonal weather conditions and lease stipulations designed to protect various wildlife affect natural gas and crude oil operations in our Western Operating Region. In certain areas, including parts of the Piceance Basin in Colorado, drilling and other natural gas and crude oil activities are restricted or prohibited by lease stipulations, or prevented by weather conditions, for up to six months out of the year. This limits our operations in those areas and can intensify competition during the active months for drilling rigs, oil field equipment, services, supplies and qualified personnel, which may lead to additional or increased costs or periodic shortages. These constraints and the resulting high costs or shortages could delay our operations and materially increase operating and capital costs and therefore adversely affect our profitability.

We have limited control over activities on properties in which we own an interest but we do not operate, which could reduce our production and revenues.

We operate approximately 90% of the wells in which we own an interest. If we do not operate the properties in which we own an interest, we do not have control over normal operating procedures, expenditures or future development of underlying properties. The failure by an operator to adequately perform operations, or an operator’s breach of the applicable agreements, could reduce production and revenues and adversely affect our profitability. The success and timing of drilling and development activities on properties operated by others therefore depends upon a number of factors outside of our control, including the operator’s timing and amount of capital expenditures, expertise (including safety and environmental compliance) and financial resources, inclusion of other participants in drilling wells, and use of technology.

Market conditions or operational impediments, including transportation and gathering systems, could hinder our access to natural gas and crude oil markets or delay production and thereby adversely affect our profitability.

Market conditions or the unavailability of satisfactory natural gas and crude oil transportation arrangements may hinder our access to natural gas and crude oil markets or delay our production. The availability of a ready market for natural gas and crude oil production depends on a number of factors, including the demand for and supply of natural gas and crude oil and the proximity of reserves to pipelines and terminal facilities. Our ability to market our production depends in substantial part on the availability and capacity of gathering systems, pipelines and processing facilities owned and operated by third parties. Failure to obtain such services on acceptable terms could materially harm our business. We may be required to shut in wells for the lack of a market or because of inadequacy, unavailability or the pricing associated with natural gas pipelines, gathering system capacity or processing facilities. If that were to occur, we would be unable to realize revenue from those wells until we made production arrangements to deliver the product to market. Thus, our profitability would be adversely affected.

Our derivative activities could result in financial losses or reduced income from failure to perform by our counterparties or could limit our potential gains from increases in prices.

We use derivatives for a portion of our natural gas and crude oil production from our own wells, our partnerships and for natural gas purchases and sales by our marketing subsidiary to achieve a more predictable cash flow, to reduce exposure to adverse fluctuations in the prices of natural gas and crude oil, and to allow our natural gas marketing company to offer pricing options to natural gas sellers and purchasers. These arrangements expose us to the risk of financial loss in some circumstances, including when purchases or sales are different than expected, the counter-party to the derivative contract defaults on its contract obligations, or when there is a change in the expected differential between the underlying price in the derivative agreement and actual prices that we receive.

In addition, derivative arrangements may limit the benefit from increases in the prices for natural gas and crude oil. They may also require the use of our resources to meet cash margin requirements. Since we do not designate our derivatives as hedges, we do not currently qualify for use of hedge accounting; therefore, changes in the fair value of derivatives are recorded in our income statements, and our net income is subject to greater volatility than if our derivative instruments qualified for hedge accounting. For instance, if natural gas and crude oil prices rise significantly, it could result in significant non-cash charges each quarter, which could have a material negative effect on our net income.

The inability of one or more of our customers to meet their obligations may adversely affect our financial results. Completion of the New Wattenberg Acquisition would increase the risks associated with having a small customer base.

Substantially all of our accounts receivable result from our natural gas, NGL and crude oil sales or joint interest billings to a small number of third parties in the energy industry. We expect to sell production from the New Wattenberg Properties to these same parties, further concentrating our reliance on a small customer base. This concentration of customers and joint interest owners may affect our overall credit risk in that these entities may be similarly affected by changes in economic and other conditions. In addition, our natural gas and crude oil derivatives as well as the derivatives used by our marketing subsidiary expose us to credit risk in the event of nonperformance by counterparties. Nonperformance by our customers may adversely affect our financial condition and profitability.

Our business could be negatively impacted by security threats, including cybersecurity threats, and other disruptions.

As an oil and natural gas producer, we face various security threats, including cybersecurity threats to gain unauthorized access to sensitive information or to render data or systems unusable; threats to the safety of our employees; threats to the security of our infrastructure or third party facilities and infrastructure, such as processing plants and pipelines; and threats from terrorist acts. Although we utilize various procedures and controls to monitor these threats and mitigate our exposure to such threats, there can be no assurance that these procedures and controls will be sufficient in preventing security threats from materializing. If any of these events were to materialize, they could lead to losses of sensitive information, critical infrastructure, personnel or capabilities, essential to our operations and could have a material adverse effect on our reputation, financial position, results of operations, or cash flows.

Our insurance coverage may not be sufficient to cover some liabilities or losses that we may incur.

The occurrence of a significant accident or other event not fully covered by insurance or in excess of our insurance coverage could have a material adverse effect on our operations and financial condition. Insurance does not protect us against all operational risks. We do not carry business interruption insurance at levels that would provide enough funds for us to continue operating without access to other funds. We do not carry contingent business interruption insurance related to the processing plants owned by our natural gas purchasers or oil refineries owned by our crude oil purchasers. For some risks, such as drilling blow-out insurance, we may not obtain insurance if we believe the cost of available insurance is prohibitive relative to the perceived risks presented. In addition, pollution and environmental risks are generally not fully insurable.

We may not be able to keep pace with technological developments in our industry.

Our industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. As our competitors use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement those or other new technologies at substantial cost. In addition, other natural gas and crude oil companies may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We may not be able to respond to these competitive pressures and implement new technologies on a timely basis or at an acceptable cost. If one or more of the technologies we use now or in the future were to become obsolete or if we were unable to use the most advanced commercially available technology, our business, financial condition and results of operations could be materially adversely affected.

Competition in our industry is intense, which may adversely affect our ability to succeed.

Our industry is intensely competitive, and we compete with other companies that have greater resources. Many of these companies not only explore for and produce natural gas and crude oil, but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for productive natural gas and crude oil properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than we can. In addition, these companies may have a greater ability to continue exploration activities during periods of low natural gas and crude oil market prices. Larger competitors may be able to absorb the burden of present and future federal, state, local and other laws and regulations more easily than we can, which can adversely affect our competitive position. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, because many companies in our industry have greater financial and human resources, we may be at a disadvantage in bidding for exploratory prospects and producing natural gas and crude oil properties. These factors could adversely affect the success of our operations and our profitability.

Environmental and overall public scrutiny are increasingly focused on the oil and gas industry. The current trend is to increase regulation of our operations and the industry. We are subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of doing business.

Our exploration, development, production and marketing operations are regulated extensively at the federal, state, and local levels. Environmental and other governmental laws and regulations have increased our costs to plan, design, drill, install, operate and abandon natural gas and crude oil wells. Under these laws and regulations, we could also be liable for personal injuries, property damage and natural resource or other damages. Failure to comply with these laws and regulations may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, public interest in environmental protection has increased in recent years—particularly with respect to hydraulic fracturing—and environmental organizations have opposed, with some success, certain drilling projects.

In addition, our activities are subject to the regulation of conservation practices and protection of correlative rights by state government. These regulations affect our operations, increase our costs of exploration and production and limit the quantity of natural gas and crude oil that we can produce and market. A major risk inherent in our drilling plans is the need to obtain drilling permits from state and local authorities. Delays in obtaining regulatory approvals or drilling permits, the failure to obtain a drilling permit for a well or the receipt of a permit with unreasonable conditions or costs could have a material adverse effect on our ability to explore on or develop our properties. Additionally, the natural gas and crude oil regulatory environment could change in ways that might substantially increase our financial and managerial costs to comply with the requirements of these laws and regulations and, consequently, adversely affect our profitability. Furthermore, these additional costs may put us at a competitive disadvantage compared to larger companies in the industry which can spread such additional costs over a greater number of wells and larger operating staff. Regulation of our activities by counties, municipalities and other local governmental bodies may have similar adverse effects. Some local governmental bodies have adopted or are considering regulations regarding, among others things, land use, requiring the posting of bonds to secure restoration obligations and limiting hydraulic fracturing and other drilling activities, and these regulations may limit, delay or prohibit exploration and development activities or make those activities more expensive. For instance, Garfield County, Colorado has enacted local land and road use restrictions that could affect our Piceance Basin operations and could require us to post bonds to secure any restoration obligations. Further, a task force convened by the Governor of Colorado recently issued recommendations concerning the coordination of the regulation of oil and gas development between the state and various local bodies. While the impact of the recommendations has not been determined, they may lead to increased oversight of oil and gas activities by local governmental bodies.

The BP crude oil spill in the Gulf of Mexico and heightened industry scrutiny has resulted and may result in new state and federal safety and environmental laws, regulations, guidelines and enforcement interpretations. Although we have no operations in the Gulf of Mexico, this incident could result in regulatory initiatives in other areas as well that could limit our ability to drill wells and increase our costs of exploration and production. The EPA has recently focused on citizen concerns about the risk of water contamination and public health problems from drilling and hydraulic fracturing activities, and conducted public meetings around the country on this issue which have been well publicized and well attended. This renewed focus could lead to additional federal, state and local laws and regulations affecting our drilling, fracturing and operations. Additional laws, regulations or other changes could significantly reduce our future growth, increase our costs of operations, and reduce our cash flow, in addition to undermining the demand for the natural gas and crude oil we produce.

Other potential laws and regulations affecting us include new or increased severance taxes proposed in several states, including Pennsylvania. This could adversely affect the existing operations in these states and the economic viability of future drilling. Additional laws, regulations or other changes could significantly reduce our future growth, increase our costs of operations and reduce our cash flow, in addition to undermining the demand for the natural gas and crude oil we produce.

Certain federal income tax deductions currently available with respect to natural gas and crude oil and exploration and development may be eliminated as a result of future legislation.

In February 2012, U.S. President Barack Obama and his administration released its budget proposals for the fiscal year 2013, which included numerous proposed tax changes. The proposed budget, if enacted, would eliminate certain key U.S. federal income tax preferences currently available to natural gas and crude oil exploration and production. Similar changes have been in previous budget proposals from the Obama administration but were not adopted into law. The changes in the current budget proposal related to oil and gas drilling and production include, but are not limited to (i) the repeal of the percentage depletion allowance for natural gas and crude oil properties; (ii) the elimination of current deductions for intangible drilling and development costs; (iii) the elimination of the deduction for certain U.S. production activities; and (iv) an extension of the amortization period for certain geological and geophysical expenditures. It is not possible at this time to predict how legislation or new regulations that may be adopted to address these proposals would impact our business, but any such future laws and regulations could result in higher federal income taxes, which could negatively affect our financial condition and results of operation.

New derivatives legislation and regulation could adversely affect our ability to hedge natural gas and crude oil prices and increase our costs and adversely affect our profitability.

In July 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Dodd-Frank Act regulates derivative transactions, including our natural gas and crude oil hedging swaps (swaps are broadly defined to include most of our hedging instruments). The new law required the issuance of new regulations and administrative procedures related to derivatives within one year, but that implementation has been delayed until at least July 2012 and is expected to initially consist of reporting and data gathering requirements, with substantive regulation to follow. The effect of such future regulations on our business is currently uncertain. In particular, note the following:

•

The Dodd-Frank Act may decrease our ability to enter into hedging transactions which would expose us to additional risks related to commodity price volatility; commodity price decreases would then have an immediate significant adverse affect on our profitability and revenues. Reduced hedging may also impair our ability to have certainty with respect to a portion of our cash flow, which could lead to decreases in capital spending and, therefore, decreases in future production and reserves.

•

If, as a result of the Dodd-Frank Act or its implementing regulations, we are required to post cash collateral in connection with our derivative positions, this would likely make it impracticable to implement our current hedging strategy.

•

We expect that the cost to hedge will increase as a result of fewer counterparties in the market and the pass-through of increased counterparty costs, thereby increasing the costs of derivative instruments. Our derivatives counterparties may be subject to significant new capital, margin and business conduct requirements imposed as a result of the Dodd-Frank Act.

•

The Dodd-Frank Act contemplates that most swaps will be required to be cleared through a registered clearing facility and traded on a designated exchange or swap execution facility. There are some exceptions to these requirements for entities that use swaps to hedge or mitigate commercial risk. While we may ultimately be eligible for such exceptions, the scope of these exceptions currently is somewhat uncertain, pending further definition through rulemaking proceedings.

•	The above factors could also affect the pricing of derivatives and make it more difficult for us to enter into hedging transactions on favorable terms.

Climate change legislation or regulations restricting emissions of “greenhouse gases” could result in increased operating costs and reduced demand for the natural gas and crude oil that we produce while physical effects of climate change could disrupt our production and cause us to incur significant costs in preparing for or responding to those effects.

In December 2009, the EPA published its findings that emissions of carbon dioxide, methane and other greenhouse gases present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth’s atmosphere and other climatic changes. These findings provide the basis for the EPA to adopt and implement regulations that would restrict emissions of greenhouse gases under existing provisions of the CAA. In June 2010, the EPA published its final rule to address the permitting of greenhouse gas emissions from stationary sources under the CAA’s Prevention of Significant

Deterioration (“PSD”), and Title V permitting programs. This rule “tailors” these permitting programs to apply to certain stationary sources of greenhouse gas emissions in a multi-step process, with the largest sources first subject to permitting. It is widely expected that facilities required to obtain PSD permits for their greenhouse gas emissions will be required to also reduce those emissions according to “best available control technology,” or BACT, standards. In its permitting guidance for greenhouse gases, issued on November 10, 2010, the EPA recommended options for BACT, which include improved energy efficiency, among others. EPA has recently proposed to retain the current “tailored” permitting thresholds, opting not to extend greenhouse gas permitting requirements to smaller stationary sources at this time. The EPA, however, intends to revisit these thresholds again by 2016. Any regulatory or permitting obligation that limits emissions of greenhouse gases could require us to incur costs to reduce and monitor emissions of greenhouse gases associated with our operations and also adversely affect demand for the natural gas and crude oil that we produce.

In addition, in October 2009, the EPA published a final rule requiring the reporting of greenhouse gas emissions from specified large greenhouse gas sources in the U.S. on an annual basis, beginning in 2011 for emissions occurring in 2010. On November 8, 2010, the EPA finalized rules to expand its greenhouse gas reporting rule to include onshore natural gas and crude oil production, processing, transmission, storage and distribution facilities. We are required to report our greenhouse gas emissions on an annual basis, beginning in 2012 for emissions occurring in 2011.

In June 2009, the U.S. House of Representatives passed the American Clean Energy and Security Act of 2009 (“ACESA”), which would establish an economy-wide cap on emissions of greenhouse gases in the U.S. and would require most sources of greenhouse gas emissions to obtain and hold “allowances” corresponding to their annual emissions of greenhouse gases. By steadily reducing the number of available allowances over time, ACESA would require a 17 percent reduction in greenhouse gas emissions from 2005 levels by 2020, increasing up to an 83 percent reduction of such emissions by 2050. The ACESA was not passed by the U.S. Senate. However, many states and regions have taken legal measures to reduce emissions of greenhouse gases, primarily through the planned development of greenhouse gas emission inventories and/or regional greenhouse gas cap and trade programs. The passage of legislation, or other initiatives, that limit emissions of greenhouse gases from our equipment and operations could require us to incur costs to reduce the greenhouse gas emissions from our operations, and it could also adversely affect demand for the natural gas and crude oil that we produce.

Some have suggested that one consequence of climate change could be increased severity of extreme weather, such as increased hurricanes and floods. If such effects were to occur, our operations could be adversely affected in various ways, including damage to our facilities from powerful winds or increased costs for insurance.

Another possible consequence of climate change is increased volatility in seasonal temperatures. The market for natural gas is generally improved by periods of colder weather and impaired by periods of warmer weather, so any changes in climate could affect the market for the fuels that we produce. Despite the use of the term “global warming” as a shorthand for climate change, some studies indicate that climate change could cause some areas to experience temperatures substantially colder than their historical averages. As a result, it is difficult to predict how the market for our fuels could be affected by increased temperature volatility, although if there is an overall trend of warmer temperatures, it would be expected to have an adverse effect on our business.

Litigation against us pertaining to our royalty practices and payments is ongoing; our cost of defending these lawsuits, and any future similar lawsuits, could be significant and any resulting judgments against us could have a material adverse effect upon our financial condition.

In recent years, litigation has commenced against us and other companies in our industry regarding royalty practices and payments in jurisdictions where we conduct business. We intend to defend ourselves vigorously in these cases. Even if the ultimate outcome of this litigation resulted in our dismissal, defense costs could be significant. These costs would be reflected in terms of dollar outlay as well as the amount of time, attention and other resources that our management would have to appropriate to the defense. Although we cannot predict an eventual outcome of this litigation, a judgment in favor of a plaintiff could have a material adverse effect on our financial condition and profitability.

Risks Associated with Our Indebtedness

Our credit facility has substantial restrictions and financial covenants and we may have difficulty obtaining additional credit, which could adversely affect our operations. Our lenders can unilaterally reduce our borrowing availability based on anticipated sustained natural gas and crude oil prices.

We depend in large part on our revolving credit facility for future capital needs. The terms of the borrowing agreement require us to comply with certain financial covenants and ratios. Our ability to comply with these restrictions and covenants in the future is uncertain and will be affected by the levels of cash flows from operations and events or circumstances beyond our control. Our failure to comply with any of the restrictions and covenants under the revolving credit facility or other debt financing could result in a default under those facilities, which could cause all of our existing indebtedness to be immediately due and payable.

The revolving credit facility limits the amounts we can borrow to a borrowing base amount, determined by the lenders in their sole discretion based upon projected revenues from the natural gas and crude oil properties securing their loan. The lenders can unilaterally adjust the borrowing base and the borrowings permitted to be outstanding under the revolving credit facility. Outstanding borrowings in excess of the borrowing base must be repaid immediately, or we must pledge other natural gas and crude oil properties as additional collateral. We do not currently have any substantial unpledged properties, and we may not have the financial resources in the future to make any mandatory principal prepayments required under the revolving credit facility. Our inability to borrow additional funds under our credit facility could adversely affect our operations and our financial results.

The indentures governing our outstanding notes and our senior credit facility impose (and we anticipate that the indentures governing any other debt securities we may issue will also impose) restrictions on us that may limit the discretion of management in operating our business. That, in turn, could impair our ability to meet our obligations.

The indentures governing our outstanding notes and our senior credit facility contain (and we anticipate that the indentures governing any other debt securities we may issue will also contain) various restrictive covenants that limit management’s discretion in operating our business. In particular, these covenants limit our ability to, among other things:

•	incur additional debt;

•	make certain investments or pay dividends or distributions on our capital stock, or purchase, redeem or retire capital stock;

•	sell assets, including capital stock of our restricted subsidiaries;

•	restrict dividends or other payments by restricted subsidiaries;

•	create liens;

•	enter into transactions with affiliates; and

•	merge or consolidate with another company.

These covenants could materially and adversely affect our ability to finance our future operations or capital needs. Furthermore, they may restrict our ability to expand, to pursue our business strategies and otherwise conduct our business. Our ability to comply with these covenants may be affected by circumstances and events beyond our control, such as prevailing economic conditions and changes in regulations, and we cannot assure you that we will be able to comply with them. A breach of any of these covenants could result in a default under the indentures governing our outstanding senior notes and any other debt securities we may issue in the future and/or our senior credit facility. If there were an event of default under our indentures and/or the senior credit facility, the affected creditors could cause all amounts borrowed under these instruments to be due and payable immediately. Additionally, if we fail to repay indebtedness under our senior credit facility when it becomes due, the lenders under the senior credit facility could proceed against the assets which we have pledged to them as security. Our assets and cash flow might not be sufficient to repay our outstanding debt in the event of a default. The occurrence of such an event would adversely affect our operations and profitability.

Our senior credit facility also requires us to maintain specified financial ratios and satisfy certain financial tests. Our ability to maintain or meet such financial ratios and tests may be affected by events beyond our control, including changes in general economic and business conditions, and we cannot assure you that we will maintain or meet such ratios and tests, or that the lenders under the senior credit facility will waive any failure to meet such ratios or tests.

In addition, upon a change in control, we are required to offer to buy each senior note for 101% of the principal amount, plus unpaid interest. A change in control is defined to include: (i) when a majority of the Board of Directors are not continuing directors; (ii) when one person (or group of related persons) holds direct or indirect ownership of over 50% of our voting stock; or (iii) upon sale, transfer or lease of substantially all of our assets.

We may incur additional indebtedness to facilitate our acquisition of additional properties, which would increase our leverage and could negatively affect our business or financial condition.

Our business strategy includes the acquisition of additional properties that we believe would have a positive effect on our current business and operations. We expect to continue to pursue acquisitions of such properties and may incur additional indebtedness to finance the acquisitions. For example, we expect to draw on our revolving credit facility to partially fund the New Wattenberg Acquisition. Our incurrence of additional indebtedness would increase our leverage and our interest expense, which could have a negative effect on our business or financial condition.

If we fail to obtain additional financing, we may be unable to refinance our existing debt, expand our current operations or acquire new businesses. This could result in our failure to grow in accordance with our plans, or could result in defaults in our obligations under our senior credit facility or the indentures relating to our outstanding senior notes.

In order to refinance indebtedness, expand existing operations and acquire additional businesses or properties, we will require substantial amounts of capital. There can be no assurance that financing, whether from equity or debt financings or other sources, will be available or, if available, will be on terms satisfactory to us. If we are unable to obtain such financing, we will be unable to acquire additional businesses or properties and may be unable to meet our obligations under our senior credit facility and the indentures relating to our outstanding senior notes or any other debt securities we may issue in the future. Such an event would adversely affect our operations and profitability.

Risks Associated with Our Joint Venture

PDCM is dependent upon our equity partner (the “Investor”) and poses exit-related risks for us.

The board of managers of the joint venture consists of three representatives appointed by us and three representatives appointed by the Investor, each with equal voting power. The joint venture agreement generally requires the affirmative vote of a majority of the members of the board to approve an action, and we and the Investor may not always agree on the best course of action for the joint venture. If such a disagreement were to occur, we would not be able to cause the joint venture to take action that we believed to be in the best interests of the joint venture. Consequently, our best interests may not be advanced and our investment in the joint venture could be adversely affected. If there is a disagreement about a development plan and budget for the joint venture, the Investor is entitled to unilaterally suspend substantially all of the operations of the joint venture, which could have a material adverse impact on the results of operations of the joint venture and our investment. Such a suspension could last for up to two years, at which point either party could elect to dissolve the joint venture or to sell its ownership interests to a third party. The Investor is entitled to a preference with respect to liquidating distributions and proceeds from significant sales of ownership interests up to the amount of its contributed capital, which would diminish our returns if the value of the joint venture had declined at the time of the liquidation or sale.

After a “restricted period” which generally lasts for the four years following the closing of the joint venture, the Investor can seek to sell its interest in the joint venture to a third party, subject to rights of first offer and refusal in favor of us. If we do not exercise those rights in a sale involving all of the Investor’s ownership interests, the Investor can exercise “drag-along” rights and compel us to sell all of our interests in the proposed transaction. Accordingly, if we possessed insufficient funds and were unable to obtain financing necessary to purchase the Investor’s interest under the rights of first offer and refusal, the Investor might sell its interests in the joint venture to a third party with whom we might have a difficult time in dealing and in managing the joint venture or we may be required to sell our interest in the joint venture at a time when we may not wish to do so. Under these circumstances, our investment in the joint venture could be adversely affected.

Risks Related to the Domestic and Global Economic Environment

The current slow economic growth both domestically and globally may not improve or there may be a reoccurrence of the disruptions during the recent recession in the global financial markets and the related economic environment may further decrease the demand for natural gas and crude oil and the prices of natural gas and crude oil, negatively impacting our future drilling and production, and adversely affecting our financial condition and profitability.

The global financial market disruptions during the recent recession and the related economic environment initially resulted in a decrease, and more recently in 2011, limited growth in the demand for natural gas and crude oil and have maintained pressure on natural gas prices. For example, during 2011, the price for natural gas decreased another 8% from 2010 rates, which were over 60% below the 2008 peak. Natural gas prices have continued to decline in 2012, reaching a low Henry Hub spot price of $2.00 per MMbtu in the first quarter of the year. Crude oil prices rebounded in 2011, increasing 20% over 2010 rates, but were still 28% below the 2008 peak. While crude oil prices have remained relatively strong, the continued growth in production of natural gas has increased supply and resulted in record gas storage inventories. As a result, natural gas prices continue to face downward pressure. There is no certainty how long this low price environment would continue. We operate in a highly competitive industry, and certain competitors may have lower operating costs in such an environment. In particular, consider the risks related to (1) the deterioration of demand for natural gas and crude oil products and the related negative impact on natural gas and crude oil pricing, and (2) the deterioration of the financial markets and the related challenges, constraints or inability to raise necessary capital or maintain sufficient liquidity to access and provide the capital necessary to fund our operations. Further reductions in natural gas and crude oil prices could result in some of our assets becoming uneconomic to exploit, which would reduce our economically viable reserve profile. Counterparty failure risk would increase for both the banks which provide us capital and are parties to our natural gas and crude oil derivative holdings and for purchasers of our natural gas and crude oil. A prolonged and material negative economic environment could lead to the curtailment of capital expenditures and therefore a reduction in our drilling program, which would result in reduced production, reserves, cash flow generation and financial results.

Credit and funding challenges of French banks which are participants in our revolving credit facility and counterparties to some of our natural gas and crude oil derivative holdings could have a material adverse effect on our operations and financial condition.

We have two French banks, Credit Agricole Corporate and Investment Bank (“CA”), and Natixis (collectively “the French Banks”) that participate in our revolving credit facility and are counterparties to some of our natural gas and crude oil derivative hedges. The recent global economic turmoil, particularly in Europe, has led to negative credit actions and created an increased cost for the French Banks to provide U.S. dollar funding under contractually committed U.S. credit facilities. Additionally, CA has announced that it is divesting its U.S. hedging holdings and activities. We are unaware of any announced divestitures by Natixis. In light of the preceding challenges confronting our French bank credit providers, and despite the numerous mitigants to offset the situation, we cannot assure that we can replace the borrowing capacity being provided to us by the French Banks should the need arise, or that the French Banks will continue to perform under our revolving credit facility or as hedging counterparties in the future. Should we be unable to replace such borrowing capacity, or should the French Banks fail to perform, those events could have a material adverse effect on our operations and financial condition.

While we believe that we will be able to find other banking institutions to be effective counterparties for our derivatives instruments in the future, it is possible that the loss of the French Banks from the class of available banking institutions that become counterparties for U.S. derivative instruments will significantly reduce the number of banking institutions that write such instruments and serve as counterparties. In this event, it is possible that we might not be able to find comparable counterparties to write derivatives instruments as readily as before the French Banks determined to leave the U.S. hedging market. Additionally, even if we are readily able to contract with such counterparties, the cost of these derivatives instruments might be greater than those that we have to date become a party to, thereby diminishing the economic effectiveness of those derivatives instruments that we in fact do write. Moreover, it is possible that with new counterparties to our derivatives instruments the risk of counterparty default on such derivatives instruments might increase.

Risks Relating to the Offering and Our Common Stock

The price of our common stock has been and may continue to be highly volatile, which may make it difficult for shareholders to sell our common stock when desired or at attractive prices.

The market price of our common stock is highly volatile, and we expect it to continue to be volatile for the foreseeable future. For example, from January 1, 2011 through May 11, 2012, our common stock traded at a high closing price of $48.62 and a low closing price of $16.66. Adverse events, including, among others:

•	changes in production volumes, worldwide demand and commodity prices for natural gas and oil resources;

•	changes in market prices of natural gas and crude oil;

•	changes in interest rates;

•	announcements regarding adverse timing or lack of success in discovering, acquiring, developing and producing natural gas and oil resources;

•	decreases in the amount of capital available to us;

•	operating results that fall below market expectations; or

•	the identification of and severity of environmental events and governmental and other third-party responses to the events;

could trigger significant declines in the price of our common stock. In addition, external events, such as news concerning economic conditions, counterparties to our natural gas or oil derivatives arrangements, changes in government regulations impacting the natural gas and oil exploration and production industries or the movement of capital into or out of our industry, also are likely to affect the price of our common stock, regardless of our operating performance. Furthermore, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally could affect the price of our common stock. Recently, the stock markets have experienced price and volume volatility that has affected many companies’ stock prices. Stock prices for many companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. Fluctuations such as these may affect the market price of our common stock.

Investors in this offering may experience future dilution.

In order to raise additional capital, effect acquisitions, or for other purposes, we may in the future offer additional shares of our common stock or other securities convertible into, or exchangeable for, our common stock at prices that may not be the same as the price per share of this offering. We have an effective shelf registration statement from which additional shares of common stock and other securities can be offered. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering. If the price per share at which we sell additional shares of our common stock or related securities in future transactions is less than the price per share in this offering, investors who purchase our common stock in this offering will suffer a dilution of their investment.

This offering is not conditioned on the closing of the New Wattenberg Acquisition.

We expect to complete this offering prior to the closing of the New Wattenberg Acquisition. If the acquisition fails to close for any reason, we plan to use the proceeds of this offering to develop our existing assets and for other general corporate purposes, but would not receive the expected benefits from the acquisition, including the substantial number of drilling locations we believe are associated with the New Wattenberg Properties. Also see “—Risks Relating to the New Wattenberg Acquisition—Failure to complete the New Wattenberg Acquisition could negatively affect our stock price as well as our business and financial results.”

Sales of a significant number of shares of our common stock in the public markets, or the perception that such sales could occur, could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock could depress the market price of our common stock, and impair our ability to raise capital through the sale of additional equity securities. We, our directors and our executive officers have agreed not to dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, subject to certain exceptions. Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in its sole discretion, release the restrictions on any such shares at any time without notice. We cannot predict the effect that future sales of our common stock or perceptions of such sales following the expiration of the 90-day period referred to above would have on the market price of our common stock.

Our articles of incorporation, bylaws, stockholders rights plan and Nevada law contain provisions that may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt, which may adversely affect the market price of our common stock.

Our articles of incorporation authorize our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. We have adopted a stockholders rights plan that will dilute the stock ownership of certain acquirers of our common stock upon the occurrence of certain events. In addition, some provisions of our articles of incorporation, bylaws and Nevada law could make it more difficult for a third party to acquire control of us, including:

•	the organization of our board of directors as a classified board, which allows no more than one-third of our directors to be elected each year;

•	limitations on the ability of our shareholders to call special meetings; and

•	the applicability of Nevada’s “Acquisition of Controlling Interest” statutes.

Please read “Description of Capital Stock—Purposes and Effects of Certain Provisions of Our Articles of Incorporation and Bylaws” in the accompanying prospectus for more information about these provisions.

Because we have no plans to pay dividends on our common stock, investors must look solely to stock appreciation for a return on their investment in us.

We have never declared or paid cash dividends on our common stock. We currently intend to retain all future earnings and other cash resources, if any, for the operation and development of our business and do not anticipate paying cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. In addition, our revolving credit facility and the indenture governing our senior notes limit our ability to pay cash dividends on our common stock. Any future dividends may also be restricted by any debt agreements which we may enter into from time to time.

Equity compensation plans may cause a future dilution of our common stock.

To the extent options to purchase common stock and stock appreciation rights under our employee and directors stock option plans are exercised, or shares of restricted stock are issued based on satisfaction of vesting requirements, holders of our common stock will experience dilution.

As of March 31, 2012, there were 1,311,880 shares reserved for issuance under our equity compensation plans, of which 635,463 restricted shares have been granted and are subject to issuance in the future based on the satisfaction of certain time-based or market-based vesting criteria established pursuant to the respective awards. In addition, as of March 31, 2012, we had outstanding options to purchase 6,973 shares of our common stock at a weighted average exercise price of $41.09 per share and 118,832 stock appreciation rights.

Non-U.S. holders of our common stock, in certain situations, could be subject to U.S. federal income tax upon sale, exchange or disposition of our common stock.

It is likely that we are, and will remain for the foreseeable future, a U.S. real property holding corporation for U.S. federal income tax purposes because our assets consist primarily of “U.S. real property interests.” As a result, under the Foreign Investment in Real Property Tax Act, or FIRPTA, certain non-U.S. investors may be subject to U.S. federal income tax on gain from the disposition of shares of our common stock, in which case they would also be required to file U.S. tax returns with respect to such gain, and may be subject to a withholding tax. In general, whether these FIRPTA provisions apply depends on the amount of our common stock that such non-U.S. investors hold and whether, at the time they dispose of their shares, our common stock is regularly traded on an established securities market within the meaning of the applicable Treasury Regulations. So long as our common stock is listed on The NASDAQ Global Select Market, only a non-U.S. investor who has held, actually or constructively, more than 5% of our common stock at any time during the shorter of (i) the five-year period ending on the date of disposition, and (ii) the non-U.S. investor’s holding period for its shares, may be subject to U.S. federal income tax on the disposition of our common stock under FIRPTA. See “Material United States Federal Income Tax Considerations to Non-U.S. Holders.”

USE OF PROCEEDS

We estimate that our net proceeds from this offering, after deducting underwriting discounts and commissions and estimated fees and expenses, will be approximately $197 million based on the closing price of $31.79 on The NASDAQ Global Select Market on May 11, 2012 ($227 million if the underwriters exercise their over-allotment option to purchase 975,000 additional shares of our common stock in full).

We intend to use the net proceeds from this offering, together with additional borrowings under our revolving credit facility, to fund the New Wattenberg Acquisition. If the New Wattenberg Acquisition is not completed for any reason, we intend to use the net proceeds from this offering primarily for development activities in our liquid-rich fields. Pending such uses, we intend to apply the net proceeds from this offering to temporarily repay the entire outstanding amount under our revolving credit facility, with the remaining balance being deposited in an interest bearing account and held as cash and cash equivalents until utilized as discussed above. We have the ability to reborrow amounts repaid under our revolving credit facility and we anticipate reborrowing under our revolving credit facility from time to time to directly fund the above uses.

Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, which are underwriters in this offering, are lenders under our revolving credit facility (see “Conflicts of Interest”). Outstanding principal under our revolving credit facility accrues interest at a varying interest rate that fluctuates with an alternate base rate (equal to the greater of JPMorgan Chase Bank, N.A.’s prime rate, the federal funds rate plus a premium and 1-month LIBOR plus a premium), or at our election, a rate equal to the rate for dollar deposits in the London interbank market for certain time periods. No principal payments are required until the credit agreement expires on November 5, 2015, or in the event that the borrowing base falls below the outstanding balance.

The foregoing represents our intentions based upon our present plans and business conditions. The occurrence of unforeseen events or changed business conditions, however, could result in the application of the net proceeds from this offering in a manner other than as described in this prospectus supplement. The closing of this offering is not contingent upon the closing of the New Wattenberg Acquisition and there can be no assurance that we will complete that transaction. Accordingly, if you decide to purchase our shares, you should be willing to do so whether or not we complete that transaction.

CAPITALIZATION

The following table sets forth our capitalization and cash position as of March 31, 2012 on:

•	an actual basis;

•

an as-adjusted basis to give effect to the issuance and sale of 6,500,000 shares of our common stock in this offering at an assumed offering price of $31.79 per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on May 11, 2012, assuming no exercise of the underwriters’ over-allotment option to purchase additional shares; and

•	an as-further-adjusted pro forma basis to give effect to the New Wattenberg Acquisition.

This table should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements and the accompanying notes, incorporated by reference into this prospectus supplement and the accompanying prospectus and “Use of Proceeds” in this prospectus supplement.

	As of March 31, 2012
	Actual	As Adjusted (1)	As Further Adjusted (2)
	(unaudited; in thousands)
Cash and cash equivalents:	$1,655	$196,628	$ 1,655

Debt:
Existing indebtedness of PDC Energy
3.25% Convertible senior notes due 2016	98,750	98,750	98,750
12% Senior notes due 2018	201,309	201,309	201,309
Revolving credit facility	82,000	82,000	205,627
PDCM credit facility	32,750	32,750	32,750

Total debt	414,809	414,809	538,436

Stockholders’ equity:
Total PDC Energy stockholders’ equity	681,232	878,205	878,205

Total capitalization	$1,096,041	$1,293,014	$1,416,641

(1)	Assumes net proceeds of $197.0 million. Actual amounts will differ based on the actual net proceeds from this offering.
(2)	Assumes that the acquisition cost of approximately $330.6 million would consist of approximately $123.6 million in an additional draw on our revolving credit facility, application of a $10.0 million deposit made in March 2012, and $197.0 million in proceeds from this offering. Actual amounts will differ based on the actual net proceeds from this offering.

As of March 31, 2012, we reported available funds under our revolving credit facility, including a reduction of an $18.7 million irrevocable standby letter of credit in effect, of $299.3 million. The following table sets forth our liquidity available under our revolving credit facility as of March 31, 2012, giving effect to the assumed additional draw on our revolving credit facility of $123.6 million to fund the New Wattenberg Acquisition, and an increase in the available borrowing base to $425 million. The actual amount available following the closing of the New Wattenberg Acquisition will vary based on, among other things, the amount of any additional revolving credit facility borrowings prior to the closing.

	As of March 31, 2012
	(unaudited; in thousands)
Liquidity available under our revolving credit facility:
Revolving credit facility borrowing base	$400,000
Redetermination increase	25,000
Outstanding letter of credit	(18,700)
Revolving credit facility borrowings	(205,600	)*

Total liquidity available under our revolving credit facility	$200,700

*	Does not reflect an additional $18 million borrowed under the facility after March 31, 2012 and outstanding on May 10, 2012.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is traded on The NASDAQ Global Select Market under the symbol “PETD.” The following table includes the high and low sales prices for our common stock as reported on The NASDAQ Global Select Market for the periods presented.

	High	Low
2012
Second quarter (through May 11, 2012)	$37.33	$30.55
First quarter	40.26	28.61
2011
Fourth quarter	$37.77	$15.08
Third quarter	39.50	19.35
Second quarter	48.51	28.67
First quarter	49.60	39.93
2010
Fourth quarter	$43.01	$27.44
Third quarter	30.39	23.82
Second quarter	27.73	17.92
First quarter	25.37	18.11

The closing price of our common stock on The NASDAQ Global Select Market on May 11, 2012 was $31.79 per share.

As of May 8, 2012, there were 828 holders of record of our issued and outstanding common stock.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain future earnings and other cash resources, if any, for the operation and development of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. In addition, our existing senior credit facility and the indenture governing our outstanding senior notes limit our ability to pay cash dividends on our common stock. Any future dividends may also be restricted by any debt agreements which we may enter into from time to time.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Subject to the restrictions described below, the holders of our common stock are entitled to receive dividends from funds legally available when, as and if declared by our board of directors, and are entitled upon our liquidation, dissolution or winding up to receive pro rata our net assets after satisfaction in full of the prior rights of our creditors and holders of any preferred stock.

Except as otherwise provided by law and subject to the voting rights of any series of our preferred stock that may be outstanding from time to time, the holders of common stock are entitled to one vote for each share held on all matters as to which stockholders are entitled to vote. The holders of common stock do not have cumulative voting rights. The holders of common stock do not have any preferential, subscriptive or preemptive rights to subscribe to or purchase any new or additional issue of shares of any class of stock or of securities convertible into our stock or any conversion rights with respect to any of our securities. Our common stock is not subject to redemption. All of our issued and outstanding common stock is fully paid and non-assessable.

Preferred Stock

Our articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of the series, including the following:

•	the designation of the series;

•	the rate and time of, and conditions and preferences with respect to, dividends, and whether the dividends will be cumulative;

•	the voting rights, if any, of shares of the series;

•	the price, timing and conditions regarding the redemption of shares of the series and whether a sinking fund should be established for the series;

•	the rights and preferences of shares of the series in the event of voluntary or involuntary dissolution, liquidation or winding up of our affairs; and

•	the right, if any, to convert or exchange shares of the series into or for stock or securities of any other series or class.

Our board of directors has adopted a policy requiring that, unless approved by a vote of the stockholders, any designation of preferred stock in connection with the adoption of a stockholder rights plan include provisions effecting the termination of that plan within one year; however, this policy does not apply to our currently effective common stock denominated stockholder rights plan described below under “Stockholder Rights Agreement.” The policy also requires that other uses of preferred stock be limited to bona fide capital raising or business acquisition transactions. We have not issued any shares of preferred stock.

Purposes and Effects of Certain Provisions of Our Articles of Incorporation and Bylaws

General

Our articles of incorporation and bylaws contain provisions that could make more difficult the acquisition of control of our company by means of a tender offer, open market purchases, a proxy contest or otherwise. A description of these provisions is set forth below.

Preferred Stock

We believe that the availability of the preferred stock under our articles of incorporation will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. Having these authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed. As described above, our board of directors has adopted a policy requiring that, unless approved by a vote of the stockholders, any designation of preferred stock in connection with the adoption of a stockholder rights plan include provisions effecting the termination of that plan within one year. The policy also requires that other uses of preferred stock be limited to bona fide capital raising or business acquisition transactions. Our board of directors has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, series of preferred stock might impede a business combination by including class voting rights which would enable the holder or holders of such series to block a proposed transaction. Our board of directors will make any determination to issue shares based on its judgment as to our and our stockholders’ best interests. Our board of directors, in so acting, could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then prevailing market price of the stock.

Classified Board of Directors; Removal of Directors

Our bylaws divide our board of directors into three classes of directors, with each class serving staggered, three-year terms. In addition, Nevada law provides that our directors may be removed from office by the vote of not less than two-thirds of the voting power of the issued and outstanding shares of our voting stock entitled to vote in the election of directors. The classification of our board of directors means that, unless directors are removed by stockholders, it could require at least two annual meetings of stockholders for a majority of stockholders to effect a change of control of the board of directors, because only a portion of the directors will be elected at each meeting. A significant effect of a classified board of directors may be to deter hostile takeover attempts, because an acquiror could experience delay in replacing a majority of the directors. A classified board of directors also makes it more difficult for stockholders to effect a change of control of the board of directors, even if such a change of control were to be sought due to dissatisfaction with the performance of our company’s directors.

Limitation of Director and Officer Liability

Our articles of incorporation limit the liability of directors and officers to our company and our stockholders to the fullest extent permitted by Nevada law. Nevada law provides that, subject to certain very limited statutory exceptions, or unless the articles of incorporation or an amendment thereto (in each case filed on or after October 1, 2003) provide for greater individual liability, a director or officer of a Nevada corporation is not personally liable to the corporation or its stockholders for any damages as a result of any act or failure to act in his or her capacity as a director or officer, unless it is proven that the act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and such breach of those duties involved intentional misconduct, fraud or a knowing violation of law. Our articles of incorporation provide that a director or officer will not be personally liable for monetary damages for breach of his or her fiduciary duty as a director, except for liability for:

•	acts or omissions which involve intentional misconduct, fraud or a knowing violation of law;

•	violations of Section 78.300 of the Nevada Revised Statutes, which relates to unlawful distributions to stockholders; or

•	any act, omission, transaction or breach of duty as to which any applicable statute, rule or regulation provides that the liability of directors or officers may not be eliminated or limited.

These provisions in Nevada law and our articles of incorporation may have the effect of reducing the likelihood of derivative litigation against our directors and officers and may discourage or deter stockholders or management from bringing a lawsuit against our directors or officers for breach of their fiduciary duty, even though such an action, if successful, might otherwise have benefited our company and our stockholders. These provisions do not limit or affect a stockholder’s ability to seek and obtain relief under federal securities laws.

Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called only by our board of directors, our chairman of the board, our president or by one or more stockholders holding shares which, in the aggregate, entitle them to cast not less than 10% of the votes at the meeting.

Stockholder Rights Agreement

On September 11, 2007, our board of directors adopted a Rights Agreement, which we call the stockholder rights agreement, between us and Transfer Online, Inc., as rights agent, and declared a dividend, paid on September 14, 2007, of one right to purchase one whole share of our common stock for each outstanding share of our common stock, of the Company. Each right entitles the registered holder, after the occurrence of a “Distribution Date” as defined in the stockholder rights agreement and described below, to exercise the right to purchase from us one share of common stock at an exercise price of $240, subject to adjustment.

The rights are not exercisable until the earlier of:

•

the tenth day after a person or group of affiliated or associated persons (which we refer to as an acquiring person) publicly announces that it has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our outstanding common stock; or

•

10 days, or such later date as our board of directors may determine, following the commencement of, or first public announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in a person or group becoming an acquiring person.

We are entitled to redeem the rights in exchange for a payment (currently $0.01 per right, but subject to possible adjustment) at any time prior to the earlier to occur of:

•	a person becoming an acquiring person; or

•	the expiration of the rights.

If the rights become exercisable, a holder of rights (other than rights beneficially owned by an acquiring person, which rights would be void), would be entitled to buy a number of shares of our common stock or, if certain transactions involving an acquisition of our company or its assets have occurred, the common stock of the acquiring company, having a market value of twice the exercise price of each right (currently $480, but subject to possible adjustment). Holders of shares of our common stock who do not exercise their rights in such circumstances will experience dilution of their investment in the company. The rights under the stockholder rights agreement expire on September 11, 2017, unless earlier redeemed or exchanged. Until a right is exercised, the holder has no rights as a stockholder, including, without limitation, the right to vote as a stockholder or to receive dividends.

We are entitled to amend the rights, without restriction and without the approval of any holders of shares of our common stock, at any time or from time to time prior to the rights becoming exercisable. After the rights become exercisable, our ability to amend the rights is subject to specified restrictions.

Nevada Control Share Laws

Nevada’s “acquisition of controlling interest” statutes apply to Nevada corporations that do business in the State of Nevada directly or through an affiliate and which have 200 or more stockholders of record (at least 100 of which have record addresses in Nevada), unless the articles of incorporation or bylaws specifically provide otherwise. If applicable, these statutes provide generally that any person acquiring certain statutorily defined “control” percentages of a corporation’s outstanding shares in the secondary market is not entitled to vote those “control shares” unless a majority of the other stockholders elects to restore such voting rights in whole or in part. As of the date of this prospectus, we do not conduct business in the State of Nevada or have 100 record stockholders resident in Nevada, and therefore these statutes do not apply to us. If these statutes become applicable to us, they may discourage persons interested in acquiring a significant interest in the Company, regardless of whether such acquisition may be in the interest of the Company or our stockholders. Nevada law also contains certain other provisions that could have similar effects.

Transfer Agent

The transfer agent for our common stock is Computershare Limited.

MATERIAL UNITED STATES FEDERAL INCOME TAX

CONSIDERATIONS TO NON-U.S. HOLDERS

The following summary is a description of material U.S. federal income tax consequences relating to the purchase, ownership and disposition of our common stock by non-U.S. holders. The discussion is for general information only and does not consider all aspects of federal income taxation that may be relevant to the purchase, ownership and disposition of our common stock by a non-U.S. holder in light of such holder’s personal circumstances. In particular, this discussion does not address the federal income tax consequences of ownership of our common stock by investors that do not hold the stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, or the federal income tax consequences to holders subject to special treatment under the federal income tax laws, such as:

•	dealers in securities or foreign currency;

•	tax-exempt investors;

•	partnerships or other pass-through entities and investors in such entities;

•	U.S. expatriates;

•	regulated investment companies, banks, thrifts, insurance companies or other financial institutions;

•	persons that hold the common stock as a position in a straddle or as part of a synthetic security or hedge, conversion transaction or other integrated investment; and

•	investors that are “controlled foreign corporations” or “passive foreign investment companies.”

Holders subject to the special circumstances described above may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not include any non-U.S. income tax laws or state and local tax laws that may be applicable to a particular holder and does not consider any aspects of U.S. federal estate or gift tax law.

You are a “non-U.S. holder” of our common stock if you are a beneficial owner of the stock (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) and are not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized or created in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of the source of such income; or

•

a trust (i) if a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust, or (ii) that has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax consequences of such partnership and the partners in such partnership generally will depend on the status and tax situs of each of the partners and the activities of the partnership. Partners of partnerships considering the purchase of our common stock are encouraged to consult with their independent tax advisors.

As described in more detail below, the U.S. federal income tax consequences to a non-U.S. holder conducting a trade or business in the U.S. will depend on whether the income or gain at issue is effectively connected with the conduct of such U.S. trade or business.

This summary is based upon the Code, existing and proposed federal income tax regulations promulgated thereunder, administrative pronouncements and judicial decisions, all in effect as of the date hereof, and all of which are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion. There can be no assurance that the Internal Revenue Service, or the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of purchasing, owning and disposing of our common stock. Any such change may adversely affect a non-U.S. holder.

If you are considering the purchase of our common stock, you are encouraged to consult with an independent tax advisor regarding the application of U.S. federal income and estate tax laws, as well as other federal tax laws and the laws of any state, local or foreign taxing jurisdiction, to your particular situation.

Dividend Distributions

Any distributions with respect to the shares of our common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as specified by an applicable income tax treaty, provided that such dividends are not effectively connected with the non-U.S. holder’s conduct of trade or business in the U.S. Distributions in excess of our current and accumulated earnings and profits (as determined under U.S. federal income tax principles) will first constitute a return of capital that is applied against and reduces the non-U.S. holder’s adjusted tax basis in our common stock (determined on a share by share basis), and, to the extent such distribution exceeds the non-U.S. holder’s adjusted tax basis, the excess will be treated as gain realized on the sale or other disposition of our common stock as described below under “Sale, Exchange, Redemption or Other Disposition of Stock.”

Under the terms of an applicable U.S. income tax treaty (if any), the withholding tax might not apply, or might apply at a reduced rate. A non-U.S. holder who wishes to claim the benefit of an applicable income tax treaty is required to satisfy applicable certification and disclosure requirements (generally by providing our paying agent or a relevant withholding agent with an IRS Form W-8BEN). If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, such non-U.S. holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Dividends that are effectively connected with the conduct of a non-U.S. holder’s trade or business within the U.S. are not subject to U.S. federal withholding tax if such non-U.S. holder provides our paying agent or a relevant withholding agent with an IRS Form W-8ECI, and generally will be subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates, unless an applicable income tax treaty provides otherwise. A foreign corporation may be subject to an additional branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such dividends.

Sale, Exchange, Redemption or Other Disposition of Stock

Any gain realized by a non-U.S. holder upon the sale, exchange, redemption or other taxable disposition of shares of common stock generally will not be subject to U.S. federal income tax unless:

•

that gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. (and, if required by an applicable income tax treaty, is attributable to a U.S. “permanent establishment maintained by the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (i) the five-year period ending on the date of disposition, and (ii) the non-U.S. holder’s holding period for its shares of our common stock and, if shares of our common stock are “regularly traded on an established securities market,” the non-U.S. holder held, directly or indirectly, at any time during such period, more than 5% of our issued and outstanding common stock.

Gain that is effectively connected with the conduct by a non-U.S. holder of a trade or business in the U.S. (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder) will be subject to U.S. federal income tax in the same manner as a U.S. person, unless an applicable income tax treaty provides otherwise. If such non-U.S. holder is a foreign corporation, such gain may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such gain. A non-U.S. holder described in the second bullet point above will be subject to a 30% U.S. federal income tax on the gain derived from the sale, which may be offset by certain U.S. source capital losses.

It is likely that we are currently a “United States real property holding corporation” for U.S. federal income tax purposes and it is likely that we will remain one in the future. However, so long as our common stock continues to be regularly traded on an established securities market, only a non-U.S. holder who holds or held more than 5% of our common stock (a “greater-than-five percent shareholder”) at any time during the shorter of (i) the five year period preceding the date of disposition, and (ii) the holder’s holding period, will be subject to U.S. federal income tax on the disposition of our common stock. A greater-than-five percent shareholder generally will be subject to U.S. federal income tax on the net gain derived from the sale in the same manner as a U.S. person, unless an applicable income tax treaty provides otherwise. No withholding is required upon any sale or other taxable disposition of our common stock if it is regularly traded on an established securities market. If our common stock ceases to be regularly traded on an established securities market, a non-U.S. holder will be subject to tax on any gain recognized on the sale or other taxable disposition of our common stock, and withholding on the gross proceeds thereof, regardless of such non-U.S. holder’s percentage ownership of our common stock.

Information Reporting and Backup Withholding

We must report annually to the IRS the amount of dividends or other distributions we pay to non-U.S. holders on shares of our common stock and the amount of tax we withhold on these distributions. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding tax (currently at a rate of 28% and scheduled to increase to 31% commencing January 1, 2013) on reportable payments the holder receives on shares of our common stock if the holder provides proper certification (usually on an IRS Form W-8BEN) of the holder’s status as a non-U.S. person or other exempt status.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of shares of our common stock outside the U.S. through a foreign office of a foreign broker that does not have certain specified connections to the U.S. However, information reporting will apply if a non-U.S. holder sells shares of our common stock outside the U.S. through a U.S. broker or a broker which is a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or a foreign partnership that, at any time during its tax year, either is engaged in the conduct of a trade or business in the United States or has as partners one or more U.S. persons that, in the aggregate, hold more than 50% of the income or capital interests in the partnership. If a sale or other disposition is made through a U.S. office of any broker, the broker will be required to report the amount of proceeds paid to the non-U.S. holder to the IRS and also to backup withhold on that amount unless the non-U.S. holder provides appropriate certification (usually on an IRS Form W-8BEN) to the broker certifying the holder’s status as a non-U.S. person or other exempt status.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is properly furnished to the IRS on a timely basis.

Recent Withholding Legislation

Recently enacted legislation generally will impose a 30% withholding tax on certain types of payments, such as U.S. source dividends and gross proceeds of dispositions of U.S. common stock, made to certain foreign financial institutions, unless such institution enters into an agreement with the U.S. Department of Treasury to, among other things, report, on an annual basis, information with respect to accounts with or shares in the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons, and to withhold on payments made to certain account holders. This withholding tax will also be imposed on non-financial foreign entities unless they either provide the relevant withholding agent with a certification that they do not have any substantial United States owners or furnish identifying information regarding each substantial United States owner. Although the withholding requirement currently would apply to applicable payments made after December 31, 2012, an IRS Notice, and proposed Treasury Regulations that were issued on February 8, 2012, provide a phase-in of the withholding requirement, which currently begins on January 1, 2014.

Failure to comply with the information reporting and other specified requirements under the new legislation could result in the 30% withholding tax being imposed on payments of dividends on, and sales proceeds of, U.S. common stock to certain non-U.S. holders. Under certain circumstances, such non-U.S. holder of our common stock may be eligible for a refund or credit of such taxes.

The proposed Treasury Regulations described above will not be effective until they are issued in their final form. As of the date of this prospectus supplement, it is not possible to determine whether the proposed Treasury Regulations will be finalized in their current form. Investors should consult their own tax advisors with respect to the tax consequences of this legislation on their investment in our common stock.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC

Total	6,500,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $880,000 and are payable by us.

Over-Allotment Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 975,000 additional shares at the public offering price, less the underwriting discount, to cover over-allotments, if any. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. Subject to certain exceptions, in the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to the Company occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The NASDAQ Global Select Market Listing

The shares will be listed on The NASDAQ Global Select Market under the symbol “PETD.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on The NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on The NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, which are underwriters in this offering, are lenders, and in some cases agents, under our revolving credit facility. As of March 31, 2012, there was $82 million outstanding under our revolving credit facility. A portion of the net proceeds of this offering will be used to repay loans borrowed under our revolving credit facility. In addition, the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking, advisory, and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Merrill Lynch, Pierce, Fenner & Smith Incorporated and/or its affiliates have also been retained and are acting as the sell-side financial advisor to Merit in connection with the New Wattenberg Acquisition. They have received, or may in the future receive, customary fees for such engagement.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. Furthermore, affiliates of certain of the underwriters are significant counterparties to certain of our hedging instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

CONFLICTS OF INTEREST

A portion of the net proceeds of this offering may be used to repay borrowings under our revolving credit facility (see “Use of Proceeds”). Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC are lenders under our revolving credit facility and, as a result, may receive more than five percent of the net proceeds of this offering (see “Use of Proceeds”). Thus, Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC have a “conflict of interest” as defined in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc., or Rule 5121. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. In accordance with Rule 5121, Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC will not make sales to discretionary accounts without the prior written consent of the customer. The appointment of a “qualified independent underwriter” is not required in connection with this offering, as a “bona fide public market”, as defined in Rule 5121, exists for our common shares.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus supplement will be passed upon for us by Davis Graham & Stubbs LLP. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) are incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2011 and have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The statement of revenues and direct operating expenses of the oil and gas properties under contract for purchase by Petroleum Development Corporation, herein referred to as the New Wattenberg Properties, for the year ended December 31, 2011, has been incorporated by reference herein in reliance upon the report of KPMG LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP dated May 11, 2012 contains an explanatory paragraph that states the statement of revenues and direct operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of the revenues and expenses of the properties.

INDEPENDENT PETROLEUM CONSULTANTS

Certain information contained in the documents we include herein and incorporate by reference into this prospectus supplement and the accompanying prospectus with respect to the natural gas and oil reserves associated with our natural gas and oil prospects is derived from the reports of Ryder Scott, an independent petroleum and natural gas consulting firm, and has been included and incorporated by reference into this prospectus supplement and the accompanying prospectus upon the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports. With respect to our Annual Report on Form 10-K for the year ended December 31, 2011, incorporated by reference in this prospectus supplement and the accompanying prospectus, the information derived from the reports of Ryder Scott is included under “Item 1. Business” and “Supplemental Information—Unaudited—Natural Gas and Oil Operations” of the Notes to Consolidated Financial Statements. With respect to this prospectus supplement, the information derived from the reports of Ryder Scott is included under “Prospectus Supplement Summary” of this prospectus supplement. Certain information contained in this prospectus supplement with respect to the natural gas and oil reserves associated with the New Wattenberg Properties is derived from an additional report of Ryder Scott as of the Effective Date and is included herein upon the authority of said firm as experts with respect to the matters covered by such report and in giving such report. With respect to this prospectus supplement, the information derived from such report of Ryder Scott is included under “Prospectus Supplement Summary” of this prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, which means that we are required to file reports, proxy statements, and other information, all of which are available for review and copying at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website at http://www.sec.gov where you can access reports, proxy information and registration statements, and other information regarding registrants that file electronically with the SEC through the EDGAR system.

We have filed a registration statement on Form S-3 to register the securities to be issued pursuant to this prospectus. As allowed by SEC rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement because some parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. You may obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s website.

We also maintain an Internet website at http://www.petd.com, which provides additional information about our company through which you can also access our SEC filings. Our website and the information contained in and connected to it are not a part of or incorporated by reference into this prospectus supplement or the accompanying prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents filed with the SEC are incorporated by reference herein:

•

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (including the information specifically incorporated by reference therein from our Definitive Proxy Statement filed on April 26, 2012);

•	Our Quarterly Report on Form 10-Q for the three month period ended March 31, 2012;

•	Our Current Reports on Form 8-K filed on January 20, 2012 (two reports), March 2, 2012, and May 14, 2012 (two reports); and

•

All documents, or portions thereof, filed by us subsequent to the date of this prospectus supplement, under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934, prior to the termination of the offering made hereby.

Documents, or portions thereof, furnished or deemed furnished by us are not incorporated by reference into this prospectus supplement or the accompanying prospectus. Information that we file later with the SEC will automatically update and supersede the previously filed information. For information with regard to other documents incorporated by reference in the accompanying prospectus, see “Incorporation by Reference” in the accompanying prospectus.

You may obtain, free of charge, a copy of any of these documents (other than exhibits to these documents unless the exhibits specifically are incorporated by reference into these documents or referred to in this prospectus supplement) by writing or calling us at the following address and telephone number:

Investor Relations Department

Manager Investor Relations

Petroleum Development Corporation

1775 Sherman Street, Suite 3000

Denver, Colorado 80203

(303) 860-5800

IR@petd.com

CERTAIN DEFINITIONS

Bbl—One barrel of crude oil or NGL or 42 gallons of liquid volume.

Bcf—One billion cubic feet of natural gas volume.

Bcfe—One billion cubic feet of natural gas equivalent.

Btu—British thermal unit. One British thermal unit is the amount of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

Completion—Refers to the work performed and the installation of permanent equipment for the production of natural gas and crude oil from a recently drilled well.

Exploratory well—A well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir.

Fracture or Fracturing—Procedure to stimulate production by forcing a mixture of fluid and proppant into the formation under high pressure. Fracturing creates artificial fractures in the reservoir rock to increase permeability and porosity, thereby allowing the release of trapped hydrocarbons.

Horizontal drilling—A drilling technique that permits the operator to drill a horizontal well shaft from the bottom of a vertical well and thereby to contact and intersect a larger portion of the producing horizon than conventional vertical drilling techniques and may, depending on the horizon, result in increased production rates and greater ultimate recoveries of hydrocarbons.

MBbls—One thousand barrels of crude oil.

Mcf—One thousand cubic feet of natural gas volume.

Mcfe—One thousand cubic feet of natural gas equivalent (six Mcf of natural gas equals one Bbl of crude oil or NGL).

MMBoe—One million barrels of oil equivalent.

MMBtu—One million British thermal units.

MMcf—One million cubic feet of natural gas volume.

MMcfe—One million cubic feet of natural gas equivalent.

Natural gas liquid(s) or NGL(s)—Hydrocarbons which can be extracted from wet natural gas and become liquid under various combinations of increasing pressure and lower temperature. NGLs include ethane, propane, butane, and other natural gasolines.

Net production—Natural gas and crude oil production that we own, less royalties and production due to others. References to net production include our proportionate share of PDCM’s and our affiliated partnerships’ net production.

NYMEX—New York Mercantile Exchange.

Oil—Crude oil or condensate.

Operator—The individual or company responsible for the exploration, development and/or production of an oil or gas well or lease.

Proved developed non-producing reserves or PDNPs—Reserves that consist of (i) proved reserves from wells which have been completed and tested but are not producing due to lack of market or minor completion problems which are expected to be corrected and/or (ii) proved reserves currently behind the pipe in existing wells and which are expected to be productive due to both the well log characteristics and analogous production in the immediate vicinity of the wells.

Proved developed producing reserves or PDPs—Proved reserves that can be expected to be recovered from currently producing zones under the continuation of present operating methods.

Proved developed reserves—The combination of proved developed producing and proved developed non-producing reserves.

Proved reserves—Those quantities of natural gas, NGL, crude oil and condensate, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation.

Proved undeveloped reserves or PUDs—Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Proved reserves to production ratio—The ratio of proved developed reserves to total net production for the year ended December 31, 2011 or other specified period.

Recomplete or Recompletion—The modification of an existing well for the purpose of producing natural gas and crude oil from a different producing formation.

Refrac or Refracture—A refrac is when we stimulate the present producing zone of a well to increase production, using hydraulic, acid, gravel, etc. fracture techniques.

Reserves—Estimated remaining quantities of natural gas, NGLs crude oil and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering natural gas, NGLs and crude oil or related substances to market, and all permits and financing required to implement the project.

Royalty—An interest in a natural gas and crude oil lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner’s royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

SEC—The United States Securities and Exchange Commission.

Undeveloped acreage/properties—Leased acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and crude oil, regardless of whether such acreage contains proved reserves.

Working interest—An interest in a natural gas and crude oil lease that gives the owner of the interest the right to drill and produce natural gas and crude oil on the leased acreage. It requires the owner to pay all of their share of the costs of drilling and production operations.

PROSPECTUS

PETROLEUM DEVELOPMENT CORPORATION

(Doing Business as PDC Energy)

Common Stock

Preferred Stock

Depositary Shares

Warrants

Debt Securities

Purchase Contracts

Units

We may offer from time to time to sell common stock, debt securities, preferred stock, either separately or represented by depositary shares, warrants and purchase contracts, as well as units that include any of these securities or securities of other entities. The debt securities may be senior, senior subordinated or subordinated and may be secured or unsecured. The debt securities, preferred stock, warrants and purchase contracts may be convertible into or exercisable or exchangeable for common stock or preferred stock or other of our securities or securities of one or more other entities. The securities covered by this prospectus may be offered and sold by us in one or more offerings.

We may offer these securities from time to time, in amounts, on terms and at prices that will be determined at the time of offering. We will provide specific terms of these securities, including their offering prices, in prospectus supplements to this prospectus. The prospectus supplements may also add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, or through a combination of these methods, on a continuous or delayed basis. The applicable prospectus supplement will provide the names of any underwriters, dealers or agents, the specific terms of the plan of distribution, any over-allotment option and any applicable underwriting discounts and commissions.

Our common stock is listed for trading on The NASDAQ Global Select Market under the symbol “PETD.” We have not yet determined whether any of the other securities that may be offered by this prospectus will be listed on any exchange, inter-dealer quotation system or over-the-counter market. If we decide to seek the listing of any such securities upon issuance, the prospectus supplement relating to those securities will disclose the exchange, quotation system or market on which the securities will be listed.

Investing in these securities involves risks. See “Special Note on Forward-Looking Statements” beginning on page 2 of this prospectus and “Risk Factors” beginning on page 16 of our Annual Report on Form 10-K for the year ended December 31, 2010, “Special Note regarding Forward-Looking Statements” beginning on page 3 of our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 and “Risk Factors” in any prospectus supplement.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 20, 2012.

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any prospectus supplement or free writing prospectus prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus. The terms “PDC,” the “Company,” “we,” “us,” and “our” refer to Petroleum Development Corporation and its consolidated subsidiaries. Unless the context otherwise requires, “including” means including without limitation.

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits and the documents incorporated herein by reference, can be read on the website or at the offices of the United States Securities and Exchange Commission (“SEC”) mentioned under the heading “Where You Can Find More Information.”

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update, or change information contained in this prospectus. To the extent that information in any prospectus supplement or the information incorporated by reference in any prospectus supplement is inconsistent with information contained in this prospectus, the information in such prospectus supplement or the information incorporated by reference into such prospectus supplement shall govern. We urge you to read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” on page 1.

We are responsible only for the information incorporated by reference or provided in this prospectus and the accompanying prospectus supplement or included elsewhere in the registration statement of which this prospectus is a part. We have not authorized anyone to provide you with different information. We are not making an offer to sell or soliciting an offer to buy these securities in any jurisdiction in which the offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make the offer or solicitation. You should not assume that the information in this prospectus or the accompanying prospectus supplement is accurate as of any date other than the date on the front page of the document.

OUR COMPANY

Petroleum Development Corporation which is doing business as PDC Energy is a domestic independent natural gas and crude oil company engaged in the exploration for and the acquisition, development, production and marketing of natural gas, natural gas liquids (“NGLs”) and crude oil. As of September 30, 2011, we owned an interest in approximately 5,200 wells located primarily in the Rocky Mountain Region and the Appalachian and Permian Basins. We operate through two business segments: (1) natural gas and crude oil sales and (2) natural gas marketing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from the SEC’s website at www.sec.gov or from our website at www.petd.com. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C., located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information about us is also available at our website at www.petd.com. However, the information on our website is not part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information in the documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. We expect to file additional documents with the SEC in the future that will, when filed, update the current information included in or incorporated by reference into this prospectus. Any information that is part of this prospectus or any prospectus supplement that speaks as of a later date than any other information that is part of this prospectus or any prospectus supplement updates or supersedes such other information. You should consider any statement which is so modified or superseded to be a part of this prospectus only as so modified or superseded.

We incorporate by reference in this prospectus the documents listed below and any documents or portions thereof that we file with the SEC after the date of this prospectus under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (“Exchange Act”) (excluding, in each case, any portion of such document that may have been “furnished” but not “filed” for purposes of the Exchange Act) until we sell, or otherwise terminate the offering of, all of the securities that may be offered by this prospectus. We do not, however, incorporate by reference in this prospectus any documents or portions thereof, or any other information, that we furnish or are deemed to furnish, and not file, with the SEC in accordance with the SEC rules. The following documents have been filed by us with the SEC (File No. 0-07246) and are incorporated by reference into this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as amended by amendment no. 1 thereto filed on April 21, 2011 and amendment no. 2 thereto filed on May 18, 2011;

•	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2011, June 30, 2011 and September 30, 2011;

•

Our Current Reports on Form 8-K filed on March 17, 2011, March 31, 2011 (other than the portions thereof deemed “furnished” and not “filed” with the SEC), June 13, 2011 (other than the portions thereof deemed “furnished” and not “filed” with the SEC), June 16, 2011 (as amended on September 16, 2011), June 16, 2011, July 18, 2011, August 2, 2011, October 18, 2011, December 22, 2011 and January 20, 2012;

•

The description of our common stock, par value $0.01 per share, as set forth under the caption “Description of Capital Stock” presented on pages 43-44 in the prospectus portion of our Registration Statement on Form S-2 (SEC File No. 333-36369), filed with the SEC on October 31, 1997 and our prospectus dated November 4, 1997, filed with the SEC on November 4, 1997; and

•

The description of our rights to purchase shares of our common stock, par value $0.01 per share, contained in our Registration Statement on Form 8-A filed on September 14, 2007, including any amendments thereto.

You may obtain, free of charge, a copy of any of these documents (other than exhibits to these documents unless the exhibits specifically are incorporated by reference into these documents or referred to in this prospectus) by writing or calling us at the following address and telephone number:

Investor Relations Department

Petroleum Development Corporation

1775 Sherman Street, Suite 3000

Denver, Colorado 80203

(303) 860-5800

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (“Securities Act”) and Section 21E of the Exchange Act regarding our business, financial condition, results of operations and prospects. All statements other than statements of historical facts included in and incorporated by reference into this report are “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as expects, anticipates, intends, plans, believes, seeks, estimates and similar expressions or variations of such words are intended to identify forward-looking statements herein, which include statements regarding: our future financial and operating results; the successful closing of the divestiture of our properties in the Permian Basin, our expected use of proceeds from such divestiture, our continuing efforts to seek a working interest partner in the Utica and sale of our NECO assets and the timing of finalizing such plans; our expected 2012 capital budget, including anticipated liquidity and capital expenditures; 2012 drilling and operations plans; estimated natural gas and oil production and reserves, including expected 2012 production, anticipated oil and NGLs mix, and approximated increase over estimated 2011 production; availability of capital future cash flows; anticipated liquidity, anticipated capital expenditures and management’s strategies, plans and objectives.

The above statements are not the exclusive means of identifying forward-looking statements herein. Although forward-looking statements contained in this report reflect our good faith judgment, such statements can only be based on facts and factors currently known to us. Consequently, forward-looking statements are inherently subject to risks and uncertainties, including risks and uncertainties incidental to the exploration for, and the acquisition, development, production and marketing of natural gas and oil, and actual outcomes may differ materially from the results and outcomes discussed in the forward-looking statements.

Important factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to:

•	changes in production volumes and worldwide demand, including economic conditions that might impact demand;

•	volatility of commodity prices for natural gas, NGLs and oil;

•	changes in estimates of proved reserves;

•	inaccuracy of reserve estimates and expected production rates;

•	declines in the values of our natural gas and oil properties resulting in impairments;

•	the future cash flow, liquidity and financial position of the Company;

•	the timing and extent of our success in discovering, acquiring, developing and producing reserves;

•	our ability to acquire leases, drilling rigs, supplies and services at reasonable prices;

•	reductions in the borrowing base under our credit facility;

•	risks incidental to the drilling and operation of natural gas and oil wells;

•	the potential for production decline rates from our wells to be greater than expected;

•	the availability of sufficient pipeline and other transportation facilities to carry our production and the impact of these facilities on price;

•	changes in environmental laws, the regulation and enforcement of those laws and the costs to comply with those laws;

•	the impact of environmental events, governmental responses to the events and our ability to insure adequately against such events;

•	the timing and receipt of necessary regulatory permits;

•	competition in the oil and gas industry;

•	the success of the Company in marketing oil and gas;

•	the effect of natural gas and crude oil derivatives activities;

•	the availability and cost of capital to us;

•	the cost of pending or future litigation;

•	our ability to retain or attract senior management and key technical employees; and

•	the success of strategic plans, expectations and objectives for future operations of the Company.

Further, we urge you to carefully review and consider the cautionary statements and disclosures, specifically those under the heading “Risk Factors,” made in our annual report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 24, 2011, as amended April 21, 2011, and May 18, 2011, and our other filings with the SEC for further information on risks and uncertainties that could affect the Company’s business, financial condition and results of operations, which are incorporated by this reference as though fully set forth herein. We caution you not to place undue reliance on forward-looking statements, which speak only as of the date of this report. We undertake no obligation to update any forward-looking statements in order to reflect any event or circumstance occurring after the date of this report or currently unknown facts or conditions or the occurrence of unanticipated events. All forward-looking statements are qualified in their entirety by this cautionary statement.

This list of factors is not exhaustive, and new factors may emerge or changes to these factors, which would have an impact on our business, may occur. Additional information regarding these and other factors may be contained in our filings with the SEC, especially on Forms 10-K, 10-Q and 8-K. All such factors are difficult to predict, contain material uncertainties that may affect actual results and may be beyond our control.

DESCRIPTION OF DEBT SECURITIES

General

The debt securities that we may offer by this prospectus consist of notes, debentures, or other evidences of our indebtedness, which we refer to collectively as “debt securities.” This prospectus describes certain general terms and provisions of the debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms for the debt securities in a supplement to this prospectus. The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to a particular series of debt securities. We may issue debt securities in one or more series under: (1) the indenture, dated as of February 8, 2008, between us and The Bank of New York, a New York banking corporation, as trustee, as supplemented by the first supplemental indenture thereto, dated as of February 8, 2008; (2) the indenture, dated as of November 23, 2010, between us and The Bank of New York Mellon, as trustee; or (3) under another indenture.

Copies of the existing indentures and any supplemental indenture thereto, which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, are incorporated herein by reference. The terms of debt securities issued under an existing or future indenture include the terms set forth in the applicable indenture, including any supplemental indenture thereto, as well as those made a part of each indenture by reference to the Trust Indenture Act of 1939, as amended.

The existing indentures contain some of the following terms and provisions, and future indentures by which we issue debt securities may include some of the following terms and provisions. In this description, the words “PDC,” “we,” “us,” and “our” refer only to Petroleum Development Corporation, and not to any of our subsidiaries or affiliates. Additional or different provisions that are applicable to a particular series of debt securities will, if material, be described in a prospectus supplement relating to the offering of debt securities of that series. These provisions may include, among other things and to the extent applicable, the following:

•	the title of the debt securities;

•	the extent, if any, to which the debt securities are subordinated in right of payment to our other indebtedness;

•	any provisions relating to any security provided for the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	any guarantees applicable to the debt securities, and any subordination provisions or other limitations applicable to any such guarantees;

•	the persons to whom any interest on the debt securities will be payable, if other than the registered holders thereof on the regular record date therefor;

•	the date or dates on which the principal of the debt securities will be payable;

•	the rate or rates at which the debt securities will bear interest, if any, and the date or dates from which interest will accrue;

•	the dates on which interest will be payable and the regular record dates for interest payment dates;

•	the place or places where the principal of and any premium and interest on the debt securities will be payable;

•	the period or periods, if any, within which, and the price or prices at which, the debt securities may be redeemed, in whole or in part, at our option;

•	our obligation, if any, to redeem or purchase the debt securities pursuant to sinking fund or similar provisions and the terms and conditions of any such redemption or purchase;

•	the denominations in which the debt securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof;

•

the currency, currencies or currency units, if other than currency of the United States of America, in which payment of the principal of and any premium or interest on the debt securities will be payable, and the terms and conditions of any elections that may be made available with respect thereto;

•	any index or formula used to determine the amount of payments of principal of and any premium or interest on the debt securities;

•	whether the debt securities are to be issued in whole or in part in the form of one or more global securities and, if so, the identity of the depositary, if any, for the global securities;

•	the terms and conditions, if any, pursuant to which the debt securities are convertible into or exchangeable for our common stock or other securities of us or any other person;

•

the principal amount (or any portion of the principal amount) of the debt securities which will be payable upon any declaration of acceleration of the maturity of the debt securities pursuant to an event of default; and

•	the applicability to the debt securities of the provisions described in “- Defeasance” below.

We may issue debt securities at a discount from their stated principal amount. Federal income tax considerations and other special considerations applicable to any debt security issued with original issue discount (an “original issue discount security”) may be described in an applicable prospectus supplement.

If the purchase price of any series of the debt securities is payable in a foreign currency or currency unit or if the principal of or any premium or interest on any series of the debt securities is payable in a foreign currency or currency unit, the restrictions, elections, general tax considerations, specific terms, and other information with respect to the debt securities and the applicable foreign currency or currency unit will be set forth in an applicable prospectus supplement.

Unless otherwise indicated in an applicable prospectus supplement:

•	the debt securities will be issued only in fully registered form (without coupons) in denominations of $1,000 or integral multiples thereof; and

•

payment of principal, premium, if any, and interest on the debt securities will be payable, and the exchange, conversion, and transfer of debt securities will be registrable, at our office or agency maintained for those purposes and at any other office or agency maintained for those purposes. No service charge will be made for any registration of transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary or its nominee identified in an applicable prospectus supplement. Unless and until it is exchanged in whole or in part for debt securities in registered form, a global security may not be registered for transfer or exchange except:

•	by the depositary to a nominee of the depositary;

•	by a nominee of the depositary to the depositary or another nominee of the depositary;

•	by the depositary or any nominee of the depositary to a successor depositary or a nominee of the successor depositary; or

•	in any other circumstances described in an applicable prospectus supplement.

The specific terms of the depositary arrangement with respect to any debt securities to be represented by a global security will be described in an applicable prospectus supplement. We expect that the following provisions will apply to depositary arrangements.

Unless otherwise specified in an applicable prospectus supplement, any global security that represents debt securities will be registered in the name of the depositary or its nominee. Upon the deposit of a global security with or on behalf of the depositary for the global security, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by the global security to the accounts of institutions that are participants in such system. The accounts to be credited will be designated by the underwriters or agents of the debt securities or by us, if the debt securities are offered and sold directly by us.

Ownership of beneficial interests in debt securities represented by a global security will be limited to participants in the book-entry registration and transfer system of the applicable depositary or persons that may hold interests through those participants. Ownership of those beneficial interests by participants will be shown on, and the transfer of ownership will be effected only through, records maintained by the depositary or its nominee for such global security. Ownership of such beneficial interests by persons that hold through such participants will be shown on, and the transfer of such ownership will be effected only through, records maintained by the participants. The laws of some jurisdictions require that specified purchasers of securities take physical delivery of their securities in definitive form. These laws may impair your ability to transfer beneficial interests in a global security.

So long as the depositary for a global security, or its nominee, is the registered owner of the global security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture. Unless otherwise specified in an applicable prospectus supplement, owners of beneficial interests in the global security will not be entitled to have any of the debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of any such debt securities in certificated form, and will not be considered the owners or holders of the debt securities for any purpose under the applicable indenture. Accordingly, each person owning a beneficial interest in debt securities represented by a global security must rely on the procedures of the applicable depositary and, if the person is not a participant in the book-entry registration and transfer system of the applicable depositary, on the procedures of the participant through which the person owns its interest, to exercise any rights of an owner or holder of debt securities under the applicable indenture.

We understand that, under existing industry practices, if an owner of a beneficial interest in debt securities represented by a global security desires to give any notice or take any action that an owner or holder of debt securities is entitled to give or take under the applicable indenture:

•	the applicable depositary would authorize its participants to give the notice or take the action; and

•

the participants would authorize persons owning the beneficial interests through the participants to give the notice or take the action or would otherwise act upon the instructions of the persons owning the beneficial interests.

Principal of and any premium and interest on debt securities represented by a global security will be payable in the manner described in an applicable prospectus supplement. Payment of principal of, and any premium or interest on, debt securities represented by a global security will be made to the applicable depositary or its nominee, as the case may be, as the registered owner or the holder of the global security. None of us, the trustee, any paying agent, or the registrar for debt securities represented by a global security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in those debt securities or for maintaining, supervising, or reviewing any records relating to those beneficial ownership interests.

Certain Covenants

Maintenance of Office or Agency.    We will be required to maintain an office or agency in each place of payment for each series of debt securities for notice and demand purposes and for the purposes of presenting or surrendering debt securities for payment, registration of transfer, or exchange.

Paying Agents, Etc.    If we act as our own paying agent with respect to any series of debt securities, on or before each due date of the principal of or interest on any of the debt securities of that series, we will be required to segregate and hold in trust for the benefit of the persons entitled to payment a sum sufficient to pay the amount due and to notify the trustee promptly of our action or failure to act. If we have one or more paying agents for any series of debt securities, prior to each due date of the principal of or interest on any debt securities of that series, we will be required to deposit with a paying agent a sum sufficient to pay the amount due and, unless the paying agent is the trustee, to promptly notify the trustee of our action or failure to act. All moneys paid by us to a paying agent for the payment of principal of or interest on any debt securities that remain unclaimed for two years after the principal or interest has become due and payable may be repaid to us, and thereafter the holder of those debt securities may look only to us for payment thereof.

Existence.    We will be required to, and will be required to cause our subsidiaries to, preserve and keep in full force and effect our and their existence, charter rights, statutory rights, and franchises, except to the extent that our board of directors determines that the preservation thereof no longer is desirable in the conduct of our business.

Restrictive Covenants.    Any restrictive covenants applicable to any series of debt securities will be described in an applicable prospectus supplement.

Events of Default

When we use the term “Event of Default” with respect to debt securities of any series, we generally mean:

1.	We default in the payment of any interest on any debt security of that series when due, which default continues for 30 days;

2.	We default in the payment when due of the principal of or premium, if any, on any debt security of that series when due;

3.	We default in the deposit of any sinking fund payment when due, if applicable;

4.	We default in the performance, or breach, of certain of our covenants set forth in the applicable indenture, such as covenants relating to:

•

the requirement that we maintain an office in the United States where debt securities of that series may be presented or surrendered for payment and registration of transfer or exchange and where notices and demands may be served upon us in respect of debt securities of that series and the applicable indenture,

•	the requirement to hold in trust funds for payments with respect to debt securities of that series if we act as paying agent with respect to debt securities of that series,

•	the requirement that PDC and any guarantor maintain their existence, rights and franchises, subject to certain specified limitations, and

•

the requirement that PDC and any guarantor deliver to the trustee an officer’s certificate relating to compliance with conditions and covenants of the indenture (other than a covenant included in the indenture solely for the benefit of a series of debt securities other than that series), which default or breach continues for 90 days after written notice thereof has been given to us as provided in the indenture;

5.	We default in the performance, or breach, of any other of our covenants in the applicable indenture (other than a covenant included in such indenture solely for the benefit of a series of debt securities other than that series), which default or breach continues for 180 days after written notice thereof has been given to us as provided in the applicable indenture;

6.	Specified events of bankruptcy, insolvency, or reorganization involving us or certain of our subsidiaries; and

7.	Any other Event of Default provided with respect to debt securities of that series issued under the applicable indenture.

Pursuant to the Trust Indenture Act, the trustee is required, within 90 calendar days after the occurrence of a default in respect of any series of debt securities, to give to the holders of the debt securities of that series notice of all uncured defaults known to it, except that:

•

in the case of a default in the performance of any covenant of the character contemplated in clause (4) or (5) above, no notice will be given until at least 30 calendar days after the occurrence of the default; and

•

other than in the case of a default of the character contemplated in clause (1), (2), or (3) above, the trustee may withhold notice if and so long as it in good faith determines that the withholding of notice is in the interests of the holders of the debt securities of that series.

If an Event of Default described in clause (6) above occurs, the principal of, premium, if any, and accrued interest on the debt securities of that series will become immediately due and payable without any declaration or other act on the part of the trustee or any holder of the debt securities of that series. If any other Event of Default with respect to debt securities of any series occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the debt securities of that series may declare the principal amount of all debt securities of that series to be due and payable immediately. However, at any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the holders of a majority in principal amount of the debt securities of that series may, under specified circumstances, rescind and annul such acceleration. See “—Modification and Waiver” below.

Subject to the duty of the trustee to act with the required standard of care during an Event of Default, the trustee will have no obligation to exercise any of its rights or powers under the applicable indenture at the request or direction of the holders of debt securities, unless holders of debt securities shall have furnished to the trustee reasonable security or indemnity. Subject to the provisions of the applicable indenture, including those requiring security or indemnification of the trustee, the holders of a majority in principal amount of the debt securities of any series will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series.

No holder of a debt security of any series will have any right to institute any proceeding with respect to the applicable indenture or for any remedy thereunder unless:

•	the holder has previously given to the trustee written notice of a continuing Event of Default;

•	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the same series have requested the trustee to institute a proceeding in respect of the Event of Default;

•	the holder or holders have furnished reasonable indemnity to the trustee to institute the proceeding as trustee;

•	the trustee has not received from the holders of a majority in principal amount of the outstanding debt securities of the same series a direction inconsistent with the request; and

•	the trustee has failed to institute the proceeding within 60 calendar days.

However, the limitations described above do not apply to a suit instituted by a holder of a debt security for enforcement of payment of the principal of and interest on such debt security on or after the applicable due dates for the payment of such principal and interest.

We may be required to furnish to the trustee annually a statement as to our performance of our obligations under the applicable indenture and as to any default in our performance.

Any additional Events of Default with respect to any series of debt securities, and any variations from the foregoing Events of Default applicable to any series of debt securities, will be described in an applicable prospectus supplement.

Modification and Waiver

In general, modifications and amendments of an indenture may be made by us and the trustee with the consent of the holders of not less than a majority in principal amount of the debt securities of each series affected thereby. However, no modification or amendment of an indenture may, without the consent of the holder of each debt security affected thereby:

•	change the stated maturity of, or any installment of principal of, or interest on, any debt security;

•	reduce the principal amount of, the rate of interest on, or the premium, if any, payable upon the redemption of, any debt security;

•	reduce the amount of principal of an original issue discount security payable upon acceleration of the maturity thereof;

•	change the place or currency of payment of principal of, or premium, if any, or interest on any debt security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security on or after the stated maturity or prepayment date thereof; or

•

reduce the percentage in principal amount of debt securities of any series required for modification or amendment of applicable indenture or for waiver of compliance with certain provisions of the applicable indenture or for waiver of certain defaults.

The holders of at least a majority in principal amount of the debt securities of any series may, on behalf of the holders of all debt securities of that series, waive our compliance with specified covenants of the indenture. The holders of at least a majority in principal amount of the debt securities of any series may, on behalf of the holders of all debt securities of that series, waive any past default under the indenture with respect to that series, except:

•	a default in the payment of the principal of, or premium, if any, or interest on, any debt security of that series; or

•	a default of a provision of the indenture that cannot be modified or amended without the consent of the holder of each debt security of that series.

Defeasance

Unless otherwise specified in a prospectus supplement applicable to a particular series of debt securities and except as described below, upon compliance with the applicable requirements described below, we:

1.	will be deemed to have been discharged from our obligations with respect to the debt securities of that series; or

2.	will be released from our obligations to comply with certain covenants described under “- Certain Covenants” above with respect to the debt securities of that series, and the occurrence of an event described in any of clauses (3), (4), (5), (6), and (8) under “- Events of Default” above will no longer be an Event of Default with respect to the debt securities of that series except to the limited extent described below.

Following any defeasance described in clause (1) or (2) above, we will continue to have specified obligations under the indentures, including obligations to register the transfer or exchange of debt securities of the applicable series; replace destroyed, stolen, lost, or mutilated debt securities of the applicable series; maintain an office or agency in respect of the debt securities of the applicable series; and hold funds for payment to holders of debt securities of the applicable series in trust. In the case of any defeasance described in clause (2) above, any failure by us to comply with our continuing obligations may constitute an Event of Default with respect to the debt securities of the applicable series as described in clause (5) under “- Events of Defaults” above.

In order to effect any defeasance described in clause (1) or (2) above, we must irrevocably deposit with the trustee, in trust, money or specified government obligations (or depositary receipts therefor) that through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay all of the principal of, premium, if any, and interest on the debt securities of such series on the dates such payments are due in accordance with the terms of such debt securities. In addition:

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no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default under an indenture shall have occurred and be continuing on the date of such deposit;

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no Event of Default described in clause (7) under “- Events of Default” above or event that with the giving of notice or lapse of time, or both, would become an Event of Default described in such clause (7) shall have occurred and be continuing at any time on or prior to the 90th calendar day following the date of deposit;

•

in the event of any defeasance described in clause (1) above, we shall have delivered an opinion of counsel, stating that (a) we have received from, or there has been published by, the IRS a ruling or (b) there has been a change in applicable federal law, in either case to the effect that, among other things, the holders of the debt securities of such series will not recognize gain or loss for United States federal income tax purposes as a result of such deposit or defeasance and will be subject to United States federal income tax in the same manner as if such defeasance had not occurred; and

•

in the event of any defeasance described in clause (2) above, we shall have delivered an opinion of counsel to the effect that, among other things, the holders of the debt securities of such series will not recognize gain or loss for United States federal income tax purposes as a result of such deposit or defeasance and will be subject to United States federal income tax in the same manner as if such defeasance had not occurred.

If we fail to comply with our remaining obligations under an indenture with respect to the debt securities of the applicable series following a defeasance described in clause (2) above and the debt securities of that series are declared due and payable because of the occurrence of any undefeased Event of Default, the amount of money and government obligations on deposit with the trustee may be insufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from such Event of Default. However, we will remain liable in respect of such payments.

Satisfaction and Discharge

We, at our option, may satisfy and discharge an indenture (except for specified obligations of us and the trustee, including, among others, the obligations to apply money held in trust) when:

•	either:

1.	all of our debt securities previously authenticated and delivered under the applicable indenture (subject to specified exceptions relating to debt securities that have otherwise been satisfied or provided for) have been delivered to the trustee for cancellation; or

2.	all of our debt securities not previously delivered to the trustee for cancellation have become due and payable, will become due and payable at their stated maturity within one year, or are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee, and we have deposited or caused to be deposited with the trustee as trust funds for such purpose an amount sufficient to pay and discharge the entire indebtedness on such debt securities, for principal and any premium and interest to the date of such deposit (in the case of debt securities which have become due and payable) or to the stated maturity or redemption date, as the case may be;

•	we have paid or caused to be paid all other sums payable by us under the applicable indenture; and

•

we have delivered to the trustee an officer’s certificate and an opinion of counsel, each to the effect that all conditions precedent relating to the satisfaction and discharge of the applicable indenture have been satisfied.

Limitations on Merger and Other Transactions

Prior to the satisfaction and discharge of an indenture, we may not consolidate with or merge with or into any other person, or transfer all or substantially all of our properties and assets to another person unless:

•	either:

1.	we are the continuing or surviving person in the consolidation or merger; or

2.	the person (if other than us) formed by the consolidation or into which we are merged or to which all or substantially all of our properties and assets are transferred is a corporation, partnership, limited liability company, business trust, trust or other legal entity organized and validly existing under the laws of the United States, any State thereof, or the District of Columbia, and expressly assumes, by a supplemental indenture, all of our obligations under the debt securities and the applicable indenture;

•	immediately after the transaction and the incurrence or anticipated incurrence of any indebtedness to be incurred in connection therewith, no Event of Default exists; and

•

an officer’s certificate is delivered to the trustee to the effect that both of the conditions set forth above have been satisfied and an opinion of outside counsel has been delivered to the trustee to the effect that the first condition set forth above has been satisfied.

The continuing, surviving, or successor person will succeed to and be substituted for us with the same effect as if it had been named in the indenture as a party thereto, and thereafter the predecessor person will be relieved of all obligations and covenants under the indenture and the debt securities.

Governing Law

Each existing indenture is, and the debt securities issued thereunder will be, governed by, and construed in accordance with, the laws of the State of New York.

Regarding the Trustee

Each existing indenture contains specified limitations on the rights of the trustee, should it become our creditor within three months of, or subsequent to, a default by us to make payment in full of principal of or interest on any series of debt securities issued pursuant to the applicable indenture when and as the same becomes due and payable, to obtain payment of claims, or to realize for its own account on property received in respect of any such claim as security or otherwise, unless and until such default is cured. However, the trustee’s rights as our creditor will not be limited if the creditor relationship arises from, among other things:

•	the ownership or acquisition of securities issued under any indenture or having a maturity of one year or more at the time of acquisition by the trustee;

•	specified advances authorized by a receivership or bankruptcy court of competent jurisdiction or by the indenture;

•	disbursements made in the ordinary course of business in its capacity as indenture trustee, transfer agent, registrar, custodian, or paying agent or in any other similar capacity;

•	indebtedness created as a result of goods or securities sold in a cash transaction or services rendered or premises rented; or

•	the acquisition, ownership, acceptance, or negotiation of specified drafts, bills of exchange, acceptances, or other obligations.

Each existing indenture does not prohibit the trustee from serving as trustee under any other indenture to which we may be a party from time to time or from engaging in other transactions with us. If the trustee acquires any conflicting interest within the meaning of the Trust Indenture Act of 1939 and there is an Event of Default with respect to any series of debt securities, the trustee must eliminate the conflict or resign.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Subject to the restrictions described below, the holders of our common stock are entitled to receive dividends from funds legally available when, as and if declared by our board of directors, and are entitled upon our liquidation, dissolution or winding up to receive pro rata our net assets after satisfaction in full of the prior rights of our creditors and holders of any preferred stock.

Except as otherwise provided by law and subject to the voting rights of our preferred stock of any series that may be outstanding from time to time, the holders of common stock are entitled to one vote for each share held on all matters as to which stockholders are entitled to vote. The holders of common stock do not have cumulative voting rights. The holders of common stock do not have any preferential, subscriptive or preemptive rights to subscribe to or purchase any new or additional issue of shares of any class of stock or of securities convertible into our stock or any conversion rights with respect to any of our securities. Our common stock is not subject to redemption. All of our issued and outstanding common stock is fully paid and non-assessable.

Preferred Stock

Our articles of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of the series, including the following:

•	the designation of the series;

•	the rate and time of, and conditions and preferences with respect to, dividends, and whether the dividends will be cumulative;

•	the voting rights, if any, of shares of the series;

•	the price, timing and conditions regarding the redemption of shares of the series and whether a sinking fund should be established for the series;

•	the rights and preferences of shares of the series in the event of voluntary or involuntary dissolution, liquidation or winding up of our affairs; and

•	the right, if any, to convert or exchange shares of the series into or for stock or securities of any other series or class.

Our board of directors has adopted a policy requiring that, unless approved by a vote of the stockholders, any designation of preferred stock in connection with the adoption of a stockholder rights plan include provisions effecting the termination of that plan within one year. The policy also requires that other uses of preferred stock be limited to bona fide capital raising or business acquisition transactions. We currently do not have a stockholders rights plan utilizing preferred stock and have not issued any shares of preferred stock.

Purposes and Effects of Certain Provisions of Our Articles of Incorporation and Bylaws

General

Our articles of incorporation and bylaws contain provisions that could make more difficult the acquisition of control of our company by means of a tender offer, open market purchases, a proxy contest or otherwise. A description of these provisions is set forth below.

Preferred Stock

We believe that the availability of the preferred stock under our articles of incorporation will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. Having these authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed, except that as described above, our board of directors has adopted a policy requiring that, unless approved by a vote of the stockholders, any designation of preferred stock in connection with the adoption of a stockholder rights plan include provisions effecting the termination of that plan within one year. The policy also requires that other uses of preferred stock be limited to bona fide capital raising or business acquisition transactions. We currently do not have a stockholders rights plan utilizing preferred stock. Subject to the compliance with the policy, our board of directors has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to the policy adopted by the board of directors and applicable law, series of preferred stock might impede a business combination by including class voting rights which would enable the holder or holders of such series to block a proposed transaction. Our board of directors will make any determination to issue shares consistent with the aforementioned policy it adopted and based on its judgment as to our and our stockholders’ best interests. Subject to the policy, our board of directors, in so acting, could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then prevailing market price of the stock.

Classified Board of Directors; Removal of Directors

Our bylaws divides our board of directors into three classes of directors, with each class serving staggered, three-year terms. In addition, Nevada law provides that our directors may be removed from office by a vote of at least 66 2/3% in voting power of the then-outstanding shares of our voting stock entitled to vote in the election of directors, voting together as a single group. The classification of our board of directors means that, unless directors are removed by stockholders, it could require at least two annual meetings of stockholders for a majority of stockholders to make a change of control of the board of directors, because only a portion of the directors will be elected at each meeting. A significant effect of a classified board of directors may be to deter hostile takeover attempts, because an acquiror could experience delay in replacing a majority of the directors. A classified board of directors also makes it more difficult for stockholders to effect a change of control of the board of directors, even if such a change of control were to be sought due to dissatisfaction with the performance of our company’s directors.

Limitation of Director and Officer Liability

Our articles of incorporation limits the liability of directors and officers to our company and our stockholders to the fullest extent permitted by Nevada law. Specifically, a director or officer will not be personally liable for monetary damages for breach of his or her fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	acts or omissions which involve intentional misconduct, fraud or a knowing violation of law;

•	violations under Section 78.300 of the Nevada Revised Statutes, which relates to unlawful distributions to stockholders or unlawful stock repurchases or redemptions;

•	any act, omission to act or breach of duty as to which any applicable statute, rule or regulation provides that the liability of directors or officers may not be eliminated or limited; or

•	any transaction from which the director or officer derived an improper personal benefit.

These provisions in our articles of incorporation may have the effect of reducing the likelihood of derivative litigation against our directors and officers and may discourage or deter stockholders or management from bringing a lawsuit against our directors or officers for breach of their duty of care, even though such an action, if successful, might otherwise have benefited our company and its stockholders. These provisions do not limit or affect a stockholder’s ability to seek and obtain relief under federal securities laws.

Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called only by our board of directors, our chairman of the board, our president or by one or more stockholders holding shares which, in the aggregate, entitle them to cast not less than 10% of the votes at the meeting.

Stockholder Rights Agreement

On September 11, 2007, our board of directors adopted Rights Agreement, which we call the stockholder rights agreement, between us and Transfer Online, Inc., as rights agent, and declared a dividend, paid on September 14, 2007, of one right to purchase one whole share of the our common stock for each outstanding share of our common stock, of the Company. Each Right entitles the registered holder, after the occurrence of a “Distribution Date” as defined in the Rights Agreement and described below, to exercise the right to purchase from us one share of common stock at an exercise price of $240, subject to adjustment.

The rights are not exercisable until the earlier of:

•

the tenth day after a person or group of affiliated or associated persons (which we refer to as an acquiring person) publicly announces that it has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our outstanding common stock; or

•

10 days, or such later date as our board of directors may determine, following the commencement of, or first public announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in a person or group becoming an acquiring person.

We are entitled to redeem the rights in exchange for a payment (currently $0.01 per right, but subject to possible adjustment) at any time prior to the earlier to occur of:

•	a person becoming an acquiring person; or

•	the expiration of the rights.

If the rights become exercisable, a holder of rights (other than rights beneficially owned by an acquiring person, which rights would be void), would be entitled to buy a number of shares of our common stock or, if certain transactions involving an acquisition of our company or its assets have occurred, the common stock of the acquiring company, having a market value of twice the exercise price of each right (currently $480, but subject to possible adjustment). Holders of shares of our common stock who do not exercise their rights in such circumstances will experience dilution of their investment in the company. The rights under the stockholder rights agreement expire on September 11, 2017, unless earlier redeemed or exchanged. Until a right is exercised, the holder has no rights as a stockholder including, without limitation, the right to vote as a stockholder or to receive dividends.

We are entitled to amend the rights, without restriction and without the approval of any holders of shares of our common stock, at any time or from time to time prior to the rights becoming exercisable. After the rights become exercisable, our ability to amend the rights is subject to specified restrictions.

Nevada Control Share Laws

We may become subject to Nevada’s laws that govern the “acquisition” of a “controlling interest” of “issuing corporations.” These laws will apply to us if we have 200 or more stockholders of record, at least 100 of whom have addresses in Nevada, unless our articles or bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide generally that any person that acquires a “controlling interest” acquires voting rights in the control shares, as defined, only as conferred by the stockholders of the corporation at a special or annual meeting. In the event control shares are accorded full voting rights and the acquiring person has acquired at least a majority of all of the voting power, any stockholder of record who has not voted in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of its shares.

A person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the Nevada Revised Statutes, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares.”

These laws may have a chilling effect on certain transactions if our articles of incorporation or bylaws are not amended to provide that these provisions do not apply to us or to an acquisition of a controlling interest, or if our disinterested stockholders do not confer voting rights in the control shares.

Transfer Agent

The transfer agent for our common stock is Computershare Investor Services.

DESCRIPTION OF DEPOSITARY SHARES

We may offer depositary shares (either separately or together with other securities) representing fractional shares of preferred stock of any series. In connection with the issuance of any depositary shares, we will enter into a deposit agreement with a bank or trust company, as depositary, which will be named in the applicable prospectus supplement. Depositary shares will be evidenced by depositary receipts issued pursuant to the related deposit agreement. Immediately following our issuance of the security related to the depositary shares, we will deposit the shares of preferred stock with the relevant depositary and will cause the depositary to issue, on our behalf, the related depositary receipts. Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the fraction of a share of preferred stock represented by the related depositary share, to all the rights, preferences and privileges of, and will be subject to all of the limitations and restrictions on, the preferred stock represented by the depositary receipt (including, if applicable, dividend, voting, conversion, exchange, redemption, sinking fund, repayment at maturity, subscription and liquidation rights).

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of debt securities, common stock, preferred stock, depositary shares, or any combination thereof. We may issue warrants independently or together with any other securities offered by a prospectus supplement. Warrants may be attached to or separate from such securities. Each series of warrants will be issued under a separate warrant agreement we will enter into with a warrant agent specified in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of a particular series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The applicable prospectus supplement will describe the terms of the warrants in respect of which this prospectus is being delivered, including, to the extent applicable, the following:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the price or prices at which the warrants will be issued;

•	the designation, number or principal amount and terms of the debt securities, common stock, preferred stock, and/or depositary shares purchasable upon exercise of the warrants;

•	the designation and terms of the other securities, if any, with which the warrants are issued and the number of warrants issued with each security;

•	the date, if any, on and after which the warrants and the related underlying securities will be separately transferable;

•	whether the warrants will be issued in registered form or bearer form;

•	the price at which each underlying security purchasable upon exercise of the warrants may be purchased;

•	the date on which the right to exercise the warrants will commence and the date on which that right will expire;

•	the identity of the warrant agent;

•	the maximum or minimum number of the warrants that may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	a discussion of any material federal income tax considerations; and

•	any other terms of the warrants, including terms, procedures, and limitations relating to the transferability, exchange, and exercise of the warrants.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts, including contracts obligating holders to purchase from us, and for us to sell to holders, a specific or varying number of debt securities, shares of our common stock or preferred stock, depositary shares, warrants or securities of an entity unaffiliated with us, or any combination of the above, at a future date or dates. Alternatively, the purchase contracts may obligate us to purchase from holders, and obligate holders to sell to us, a specific or varying number or amount of debt securities, shares of our common stock or preferred stock, depositary shares, warrants or other property. The price per share of preferred stock or common stock or price of other securities may be fixed at the time the purchase contracts are issued or may be determined by reference to a specific formula described in the purchase contracts. We may issue purchase contracts separately or as a part of units each consisting of a purchase contract and debt securities, preferred securities, common securities, warrants or debt obligations of third parties, including U.S. Treasury securities, securing the holder’s obligations under the purchase contract. The purchase contracts may require us to make periodic payments to holders, or may require holders to make periodic payments to us, and the payments may be unsecured or pre-funded on some basis. The purchase contracts may require holders to secure the holder’s obligations in a specified manner that we will describe in the applicable prospectus supplement which we file with the SEC in connection with a public offering relating to the purchase contracts.

The applicable prospectus supplement will describe the terms of any purchase contracts in respect of which this prospectus is being delivered, including, to the extent applicable, the following:

•

whether the purchase contracts obligate the holder or us to purchase or sell, or both purchase and sell the securities subject to purchase under the purchase contract, and the nature and amount of each of those securities, or the method of determining those amounts;

•	whether the purchase contracts are to be prepaid or not;

•	whether the purchase contracts are to be settled by delivery, or by reference or linkage to the value, performance or level of the securities subject to purchase under the purchase contract;

•	any acceleration, cancellation, termination or other provisions relating to the settlement of the purchase contracts; and

•	whether the purchase contracts will be issued in fully registered or global form.

DESCRIPTION OF UNITS

We may issue units comprising one or more securities described in this prospectus in any combination. Units may also include debt obligations of third parties, such as U.S. Treasury securities. Each unit will be issued so that the holder of the unit also is the holder of each security included in the unit. Thus, the holder of each unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time or at any time before a specified date.

The applicable prospectus supplement will describe the terms of any units in respect of which this prospectus is being delivered, including, to the extent applicable, the following:

•	the designation and terms of the units and the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provision for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

•	whether the units will be issued in fully registered or global form.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our historical ratio of earnings to fixed charges for the nine months ended September 30, 2011 and each of the five years ended December 31, 2010, 2009, 2008, 2007 and 2006. For the purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes minus income from equity investees plus distributed earnings from equity investees and fixed charges. “Fixed charges” consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.

Nine Months Ended September 30, 2011	Year Ended December 31,
	2010	2009*	2008	2007**	2006**
1.9x	1.2x	—	6.1x	4.1x	91.3x

*	For the year ended December 31, 2009, earnings were insufficient to cover total fixed charges by $124.9 million.
**	Total adjusted earnings available for fixed charges for the years ended December 31, 2006 through 2007 do not present the effects of the divestitures of our Michigan and North Dakota assets as discontinuing operations as the amounts related to these operations were immaterial to these years.

USE OF PROCEEDS

We intend to use the net proceeds from the securities offered by this prospectus for general corporate purposes, which may include the acquisition of producing properties and other assets, the repayment of our outstanding indebtedness, working capital, or for any other purposes as may be described in the accompanying prospectus supplement.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus from time to time in one or more transactions, including without limitation:

•	directly to purchasers;

•	through agents;

•	to or through underwriters or dealers; or

•	through a combination of these methods.

Each time we sell securities, we will provide a prospectus supplement that will name any underwriter, dealer or agent involved in the offer and sale of the securities. The prospectus supplement will also set forth the terms of the offering, including the purchase price of the securities and the proceeds to the issuer(s) from the sale of the securities, any underwriting discounts and other items constituting underwriters’ compensation and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the securities may be listed. Each time we sell securities, we will describe the method of distribution of the securities in the prospectus supplement relating to the transaction.

A distribution of the securities offered by this prospectus may also be effected through the issuance of derivative securities, including without limitation, warrants, exchangeable securities, forward delivery contracts and the writing of options.

In addition, the manner in which we may sell some or all of the securities covered by this prospectus includes, without limitation, through:

•	a block trade in which a broker-dealer will attempt to sell as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers; or

•	privately negotiated transactions.

We may also enter into hedging transactions. For example, we may:

•

enter into transactions with a broker-dealer or affiliate thereof in connection with which such broker-dealer or affiliate will engage in short sales of the common stock pursuant to this prospectus, in which case such broker-dealer or affiliate may use shares of common stock received from us to close out its short positions;

•	sell securities short and redeliver such shares to close out our short positions;

•

enter into option or other types of transactions that require us to deliver common stock to a broker-dealer or an affiliate thereof, who will then resell or transfer the common stock under this prospectus; or

•

loan or pledge the common stock to a broker-dealer or an affiliate thereof, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares pursuant to this prospectus.

In addition, we may enter into derivative or hedging transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with such a transaction, the third parties may sell securities covered by and pursuant to this prospectus and an applicable prospectus supplement or pricing supplement, as the case may be. If so, the third party may use securities borrowed from us or others to settle such sales and may use securities received from us to close out any related short positions. We may also loan or pledge securities covered by this prospectus and an applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement or pricing supplement, as the case may be.

A prospectus supplement with respect to each series of securities will state the terms of the offering of the securities, including:

•	the terms of the offering;

•	the name or names of any underwriters or agents and the amounts of securities underwritten or purchased by each of them, if any;

•	the public offering price or purchase price of the securities and the net proceeds to be received by us from the sale;

•	any delayed delivery arrangements;

•	any initial public offering price;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange on which the securities may be listed.

The offer and sale of the securities described in this prospectus by us, the underwriters or the third parties described above may be effected from time to time in one or more transactions, including privately negotiated transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to the prevailing market prices; or

•	at negotiated prices.

General

Any public offering price and any discounts, commissions, concessions or other items constituting compensation allowed or reallowed or paid to underwriters, dealers, agents or remarketing firms may be changed from time to time. Underwriters, dealers, agents and remarketing firms that participate in the distribution of the offered securities may be “underwriters” as defined in the Securities Act. Any discounts or commissions they receive from us and any profits they receive on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify any underwriters, agents or dealers and describe their commissions, fees or discounts in the applicable prospectus supplement or pricing supplement, as the case may be.

Underwriters and Agents

If underwriters are used in a sale, they will acquire the offered securities for their own account. The underwriters may resell the offered securities in one or more transactions, including negotiated transactions. These sales may be made at a fixed public offering price or prices, which may be changed, at market prices prevailing at the time of the sale, at prices related to such prevailing market price or at negotiated prices. We may offer the securities to the public through an underwriting syndicate or through a single underwriter. The underwriters in any particular offering will be mentioned in the applicable prospectus supplement or pricing supplement, as the case may be.

Unless otherwise specified in connection with any particular offering of securities, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions contained in an underwriting agreement that we will enter into with the underwriters at the time of the sale to them. The underwriters will be obligated to purchase all of the securities of the series offered if any of the securities are purchased, unless otherwise specified in connection with any particular offering of securities. Any initial public offering price and any discounts or concessions allowed, reallowed or paid to dealers may be changed from time to time.

We may designate agents to sell the offered securities. Unless otherwise specified in connection with any particular offering of securities, the agents will agree to use their best efforts to solicit purchases for the period of their appointment. We may also sell the offered securities to one or more remarketing firms, acting as principals for their own accounts or as agents for us. These firms will remarket the offered securities upon purchasing them in accordance with a redemption or repayment pursuant to the terms of the offered securities. A prospectus supplement or pricing supplement, as the case may be will identify any remarketing firm and will describe the terms of its agreement, if any, with us and its compensation.

In connection with offerings made through underwriters or agents, we may enter into agreements with such underwriters or agents pursuant to which we receive our outstanding securities in consideration for the securities being offered to the public for cash. In connection with these arrangements, the underwriters or agents may also sell securities covered by this prospectus to hedge their positions in these outstanding securities, including in short sale transactions. If so, the underwriters or agents may use the securities received from us under these arrangements to close out any related open borrowings of securities.

Dealers

We may sell the offered securities to dealers as principals. We may negotiate and pay dealers’ commissions, discounts or concessions for their services. The dealer may then resell such securities to the public either at varying prices to be determined by the dealer or at a fixed offering price agreed to with us at the time of resale. Dealers engaged by us may allow other dealers to participate in resales.

Direct Sales

We may choose to sell the offered securities directly. In this case, no underwriters or agents would be involved.

Institutional Purchasers

We may authorize agents, dealers or underwriters to solicit certain institutional investors to purchase offered securities on a delayed delivery basis pursuant to delayed delivery contracts providing for payment and delivery on a specified future date. The applicable prospectus supplement or pricing supplement, as the case may be will provide the details of any such arrangement, including the offering price and commissions payable on the solicitations.

We will enter into such delayed contracts only with institutional purchasers that we approve. These institutions may include commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions.

Indemnification; Other Relationships

We may have agreements with agents, underwriters, dealers and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Agents, underwriters, dealers and remarketing firms, and their affiliates, may engage in transactions with, or perform services for, us in the ordinary course of business. This includes commercial banking and investment banking transactions.

Market Making, Stabilization and Other Transactions

There is currently no market for any of the offered securities, other than our common stock which is listed on The NASDAQ Global Select Market. If the offered securities are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors. While it is possible that an underwriter could inform us that it intended to make a market in the offered securities, such underwriter would not be obligated to do so, and any such market making could be discontinued at any time without notice. Therefore, no assurance can be given as to whether an active trading market will develop for the offered securities. We have no current plans for listing of the debt securities, preferred stock or warrants on any securities exchange or on the National Association of Securities Dealers, Inc. automated quotation system; any such listing with respect to any particular debt securities, preferred stock or warrants will be described in the applicable prospectus supplement or pricing supplement, as the case may be.

In connection with any offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress for the purpose of pegging, fixing or maintaining the price of the securities.

In connection with any offering, the underwriters may also engage in penalty bids. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

Fees and Commissions

In compliance with the requirements of the Financial Industry Regulatory Authority, or FINRA, the aggregate maximum discount, commission or agency fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the gross proceeds of any offering pursuant to this prospectus and any applicable prospectus supplement or pricing supplement, as the case may be; however, it is anticipated that the maximum commission or discount to be received in any particular offering of securities will be significantly less than this amount.

If more than 10% of the net proceeds of any offering of securities made under this prospectus will be received by FINRA members participating in the offering or affiliates or associated persons of such FINRA members, the offering will be conducted in accordance with NASD Conduct Rule 2710(h).

CERTAIN LEGAL MATTERS

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplements, the validity of those securities may be passed upon for us by Duane Morris LLP, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INDEPENDENT PETROLEUM CONSULTANTS

Certain information contained in the documents we incorporate by reference in this prospectus with respect to the natural gas and oil reserves associated with our natural gas and oil prospects is derived from the reports of Ryder Scott Company, LP, an independent petroleum and natural gas consulting firm, and has been incorporated by reference in this prospectus upon the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports.

6,500,000 Shares

Petroleum Development Corporation

(Doing Business as PDC Energy)

Common Stock

PROSPECTUS    SUPPLEMENT

BofA Merrill Lynch

J.P. Morgan

Wells Fargo Securities

, 2012